An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.  Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified.  This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.  We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR

SUBJECT TO COMPLETION; DATED AUGUST 4, 2023

MIVIUM, INC.

1800 Tyler Ave.,

South El Monte, CA 91733

669-260-4836; www.mivium.com

Best Efforts Offering of Up To 33,333,333 Shares of Common Stock and

Agent Warrants for the Purchase of up to 333,333 Shares of Common Stock

Up to 333,333 Shares of Common Stock Underlying Agent Warrants

We are offering up to 33,333,333 shares of common stock at a fixed price of $0.75 per share for maximum gross proceeds of $25,000,000, which we refer to as the offering. See “Securities Being Offered” for a description of our Common Stock. The Offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings without any minimum target. The Offering will terminate at the earlier of: (1) the date on which the maximum Offering amount has been sold, (2) the date which is one year after the Offering has been qualified by the U.S. Securities and Exchange Commission, or the SEC, or (3) the date on which the Offering is earlier terminated by us in our sole discretion.

We have engaged Digital Offering LLC, member FINRA/SIPC, or Digital Offering, to act as the broker dealer of record and to perform administrative and technology related functions in connection with the Offering, but not for underwriting or placement agent services. This offering statement is also qualifying warrants issuable to Digital Offering, or the Agent Warrants, for the purchase of up to 333,333 shares of Common Stock issuable to Digital Offering and up to 333,333 shares of common stock underlying such Agent Warrants. We have engaged Enterprise Bank & Trust as escrow agent to hold funds tendered by investors and we may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us.

Securities	Price to Public	Underwriting discount and commissions (1)	Proceeds to the Company (2) (3)
Per share of Common Stock	$0.75	$0.0075	$0.7425
Total Minimum	N/A	N/A	N/A
Total Maximum	$25,000,000	$250,000	$24,750,000
Per share of Common Stock underlying Agent Warrants (333,333 shares)	$0.75	-	$0.75
Total Maximum	$25,000,000	-	$24,750,000

(1)	As compensation to Digital Offering for its services, the Company has agreed to pay Digital Offering, concurrently with each closing of the Offering, a fee equal to 1% of the gross proceeds of the Offering, which we refer to as the Agent Fee. In addition, on the date of each closing of the Offering, the Company will issue to Digital Offering Agent Warrants to purchase a number of shares of common stock that is equal to the quotient of (i) one percent (1%) of the of the dollar amount of common stock sold at such closing divided by (ii) the price per share paid by investors for common stock sold at such closing. The Agent Warrants will have an exercise price of $0.75 and will expire five years after they are issued. The Agent Warrants will contain customary terms and conditions, including without limitation, provisions for cashless exercise. The Agent Warrants and the shares issuable upon the exercise of the Agent Warrants are being qualified by means of the Offering Statement for the Offering. This table does not include a one-time advance payment of $25,000.00 to Digital Offering for offering related expenses.

(2)	Does not include other expenses of the Offering. See “Plan of Distribution” for a description of these expenses.

(3)	Because this is best efforts offerings, the actual public Offering amounts, fees and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements for this offering circular and future filings after the Offering.

The purchase of the securities offered through this offering circular involves a high degree of risk. You should carefully read the entire offering circular, including the section entitled “Risk Factors” beginning on page 8 before buying any common stock.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

The approximate date of commencement of proposed sale to the public is August 4, 2023.

You should rely only on the information contained or incorporated by reference in this Offering Circular prepared by us or to which we have referred you. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular and take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This Offering Circular is an offer to sell only the common stock offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date, regardless of the time of delivery of this Offering Circular or any sale of common stock. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws. We are Offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted.

For investors outside the United States: We have not done anything that would permit this Offering or possession or distribution of this Offering Circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this Offering and the distribution of this Offering Circular.

We own the trademarks, service marks and trade names that we use in connection with the operation of our business. This Offering Circular may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Offering Circular is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Offering Circular are listed without the TM, SM and ® symbols, but we will assert, to the fullest extent under applicable law, our applicable rights, if any, in these trademarks, service marks and trade names. All other trademarks are the property of their respective owners.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Description of Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	our dependence upon external sources for the financing of our operations;

●	our ability to successfully and profitably market our future products;

●	the acceptance of our future products by the target companies;

●	the amount and nature of competition from other semiconductor manufacturers;

●	our success in establishing and maintaining collaborative and licensing arrangements;

●	our ability to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures; and

●	our ability to obtain and maintain regulatory approvals and comply with applicable laws and regulations.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

ii

SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our common stock. You should read this entire offering circular carefully, including the “Risk Factors” section, our historical financial statements and the notes thereto, each included elsewhere in this offering circular. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company,” or “our Company,” and “Mivium” refer to Mivium, Inc., a Delaware corporation.

Our Company

Overview

We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor sector with a low carbon imprint. We have no products, manufacturing facilities, suppliers, customers, or revenues to date. Using patented technology licensed to us on an exclusive, royalty-free, worldwide, and perpetual basis, our business plan is aimed at advancing innovative WBG semiconductor materials that are ethically sourced, nontoxic and that will be manufactured through sustainable and socially responsible practices.

With the emphasis on bringing manufacturing back to the US, especially for semiconductors, with as little impact on the environment as possible, we intend to manufacture all of our future products at yet to be built facilities located in the U. S. using renewable energy sources. The expected buildout cost for our first manufacturing facility will be approximately fifty million dollars ($50,000,000) and we believe that it will take three to four years to complete. This facility will be used to manufacture our first product, high quality, non-toxic gallium nitride, referred to as GaN (see “Our Future Products and Services” below). Since the commencement of the buildout is dependent upon how quickly we can raise the necessary capital, we cannot predict when construction will begin or how long construction will take at this time. As such, we do not expect to generate any revenue in the foreseeable future and will continue to be dependent on additional financing to maintain our operations and carry out our business plan.

We intend to market our WBG semiconductor materials to companies that require such materials for integration into their chips and next generation electronic and industrial products. While the production reliability and cost of GaN has challenged its fast adoption, we believe that our process and our management’s 20 plus years of proven research and development expertise in material science, semiconductor engineering, advanced manufacturing technology, automation, and molecular quantum mechanics, will enable us to deliver high quality GaN particles and substrates at economies of scale, previously considered impossible, and remove these obstacles.

Our Corporate History and Structure

We were incorporated in the state of Delaware on July 1, 2022 under the name Mivium, Inc. We do not have any subsidiaries.

Our Industry

Semiconductors are a crucial element in modern electronics, making up an important component of many commonly used electronic devices including smartphones, tablets, and PCs - essentially all modern devices that many of us have become so highly dependent on in everyday life. As one might expect due to their central importance, the semiconductor industry is extensive and competitive. Semiconductor industry revenue worldwide 2024 | Statista (May 2023)

A semiconductor is a substance that conducts electricity under some but not all circumstances. Manufacturers are able to customize the conductivity of a semiconductor, such as introducing a sensitivity to heat or light, or altering conductivity based on the direction of the current. Notable semiconductor chip makers include Intel and Samsung Electronics, with Intel generating 58.4 billion U.S. dollars and Samsung generating 65.6 billion U.S. dollars in semiconductor revenue in 2022, placing them among the largest companies in terms of semiconductor industry revenues.https://www.statista.com/statistics/272872/global-semiconductor-industry-revenue-forecast/#statisticContainer (May 2023)

In the last few decades, semiconductors have evolved from the first to third generation as technological advancement phases out traditional semiconductors deemed as less effective in high power applications. At present, the materials with the most development potential are WBG semiconductors, such as GaN and silicon carbide (SiC), which fall under the third-generation category — presenting far superior physical properties that replace the first-generation materials (silicon and germanium) and second-generation materials (gallium arsenide and aluminum arsenide).

Third-generation semiconductors using GaN are suitable for making high temperature, high frequency, radiation resistant and high-power devices, including satellites, radar systems, electric vehicles, communication devices and fast charging for mobile phones, tablets, and laptops, and Artificial Intelligence or AI. Compared with traditional fast charging, GaN fast charging has higher power density, so charging speed is faster within a smaller package that is easier to carry. These advantages have proven attractive to many OEMs and ODMs and several have started rapidly developing this material.

Most of the world’s semiconductor materials are produced overseas using chemical solvents and other methods which leave behind impurities and pollutants. For example, on average each fabrication facility or fab, including the fab facilities in the U.S. generate 60,000 tons of waste per year, 36,000 tons of hazardous material waste per year, over 4 trillion gallons of water per year and over 2 million kilowatt-hours of energy per year. There are over 500 such fabs in the world, they have an ongoing impact to the environment every day. https://www.theguardian.com/environment/2021/sep/18/semiconductor-silicon-chips-carbon-footprint-climate

Our Future Products and Services

Future Products

Our primary planned products will include manufacturing materials for semiconductors such as GaN particles and substrates. GaN is a semiconductor material with a wide band gap of 3.40 eV (electron volt). The width of the forbidden band determines the difficulty of electronic transition and is one of the determinants of the conductivity of semiconductors. The wider the band gap, the closer the semiconductor material is to the insulator, and the stronger the stability of the device. Therefore, ultra-wide band gap semiconductors can be used in special environments such as high temperature, high power, high frequency and radiation resistance. GaN has a high electron saturation rate, which is 2.5 times that of silicon and 2 times that of gallium arsenide. At the same time, GaN has the characteristics of high critical magnetic field and high electron mobility. It is also the best choice for UHF (ultra-high frequency), power devices or equipment. We intend to provide educational and training services to other companies to assist in the transition to GaN and other third generation semiconductor materials. See “Sales and Marketing.”

Manufacturing Process

We are not currently manufacturing GaN, but expect to manufacture GaN in the future. The manufacturing process of GaN involves several steps, including substrate preparation, epitaxial growth, device fabrication, and packaging.

The expected buildout cost for our first manufacturing facility will be approximately fifty million dollars ($50,000,000) and we believe that it will take three to four years to complete. This facility will be used to manufacture high quality, non-toxic GaN particles. Since the commencement of the buildout is dependent upon how quickly we can raise the necessary capital, we cannot predict when construction will begin or how long construction will take at this time.

The Mivium M1 manufacturing facility is intended to be capable of proving out the efficacy of GaN as a new base material (substrate) that can be used in the development and production of the world’s most advanced and forward-looking electronic, photonic, and quantum devices.

The expected cost to build these manufacturing facilities will be approximately fifty million dollars ($50,000,000) per facility. We expect to have some synergies between facilities in terms of sharing the same resources, economies of scale, testing equipment that could lower the cost of future facilities.

The facility buildout cost is based on our management team’s prior experience with building similar facilities and processes. The majority of the cost for the M1 facility is expected to be for equipment, equipment design, fabrication and testing equipment. Other notable expenses anticipated will be for purchasing land, purchasing raw materials (gallium and nitrogen), resources, operations and patents.

Market Opportunity and Customers

Smartphones represent an important market for the semiconductor industry, especially as these devices become more advanced and able to support 5G, artificial intelligence, and immersive technology applications. In 2022, semiconductors for smartphones accounted for around 23 percent of industry revenue, with a further 19 percent of the semiconductor market assigned to other personal computing devices. Servers and data centers are set to become an even more important opportunity, with GPUs being deployed for hardware accelerations, as well as the training and running of generative AI applications such as ChatGPT. Finally, industrial and automotive applications are also expected to experience increased demand: as manufacturing facilities and vehicles become smarter and ever more connected, the requirement for more advanced semiconductor technology to fulfill these tasks grows. Semiconductors - statistics & facts | Statista (May 16, 2023)

Governments and companies across the entire semiconductor value chain have had to navigate changing demands, supply chain imbalances, and geopolitical factors in recent times. As a result, action plans and policies have had to be established to safeguard the supply of semiconductors. Due to its importance, the semiconductor industry is extensive and competitive: in 2022, global semiconductor sales reached 618 billion U.S. dollars, a rise of more than 30 percent in just two years. However, with a deteriorating global economy and weakening demand from consumer-driven markets, the semiconductor industry must overcome new challenges as it faces a decline in 2023. Semiconductors - statistics & facts | Statista (May 16, 2023)

We expect that our future products will be used by a wide range of companies according to their supply chain and product development strategies. As an illustration, chip manufacturers might purchase our future products for use in their own chip design and for use in their customer product design and auto manufacturers might integrate our future products into their product designs.

Sales and Marketing

We expect to commence sales of our future products in the US sometime in 2027 assuming that we can raise enough capital to build our first manufacturing facility as planned by 2026. During that time, we intend to hold annual expositions, including educational and networking sessions, to bring together and educate engineering and product development departments at leading companies on the benefits of incorporating our future GaN materials into their product designs. The Mivium Expo will be a platform to sell, license and educate the market on high quality GaN materials.

Growth Strategies

Our primary focus will be on the planning and development of the GaN manufacturing facility. We expect future growth to come from additional manufacturing facilities for new products.

Although it will take several years for us to manufacture our first batch of GaN particles and substrates, we plan to pre-sell, educate and work with leading companies to integrate GaN into their product lines. Companies already incorporating GaN technology include Apple, Ankur, Raytheon, and many others.

Competition

Industry Competition

Our main competitors will be companies in the AI, robotics and clean electronic tech industries. Many large and well-established companies, as well as smaller and more recent entities, have been manufacturing third-generation semiconductor materials for several years. There are several companies that are leading the way in GaN’s research and development, including Cree, Infineon Technologies, Raytheon, Navitas, and Qorvo.

We believe that manufacturers lack the ability to quickly manufacture these materials in large volumes that are high in quality. In our view, at best they can slowly manufacture these materials over months or years using hazardous materials and solvents, high energy and/or growing the material with mixed quality results.

Our Direct Competition

Our direct competition includes the following companies:

●	Cree, Inc. (US)

●	Infineon Technologies (Germany)

●	Wolfspeed, Inc.

●	Navitas Semiconductor Corp.

●	Qorvo, Inc. (US)

●	GaN Systems, Inc.

●	Transphorm, Inc.

●	Raytheon Technologies Corporation

Our Competitive Strengths

We believe that our competitive advantage will be in our expected ability to produce GaN and other WBG materials through a more cost-effective, low-overhead, high quality, large production volume, with a non-toxic production process. As a result, we believe that we will effectively compete with existing competitors in this space.

Moreover, although many companies claim to have GaN material, we believe that the material is GaN latticed to Si and not a true GaN material which is manufactured on top of Si using a traditional toxic manufacturing process. We believe that this is prevalent with companies such as Navitas that manufacture GaN on Si power adapters. These 50w to 65w chargers are one third the size of the standard power charges and can charge at a much faster rate because GaN has very little heat loss. However, we believe that their GaN material is still built upon Si limiting its quality and true potential.

Our expected key advantages over the competition include:

●	Manufacturability – We intend to manufacture GaN and other next generation non-toxic materials consistently and reliably without causing any pollution. Generally, we believe that our competitors struggle with these aspects of GaN production.

●	Reliability – We believe that once we have established manufacturing facilities we will be able to produce GaN in high capacity with superior quality and particle uniformity. We believe that our competitors have limited product capacities and their quality is often inconsistent.

●	Complexity – We expect to create a chemical reaction without catalysts or any contaminants. We believe that competitors use a chemical process that include solvents, catalysts, and other contaminants.

●	Cost/Maintenance – We expect that our licensed patented process will result in low manufacturing costs. We believe that our competitors have high manufacturing costs and processes that are also significantly more time consuming.

●	Innovation / IP – We intend to use a patented method and equipment and expect to be able to scale our production. We believe that competitors have limits to batch processing and lack the ability of large-sized substrate production.

Sourcing and Suppliers

We are an early-stage development company and have not secured or entered into negotiations to secure definitive agreements to source materials and equipment necessary to manufacture our intended products as of the date of this Offering Circular.

Intellectual Property

All of the intellectual property that will be used by us to manufacture our intended products is licensed to us.

On May 1, 2023, we entered into an exclusive patent license agreement with Proto Materials, LLC, an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which we were granted an exclusive, worldwide, perpetual, and royalty-free license in and to all of Proto Materials rights in the patent and patent applications listed below and related knowhow in partial consideration for 67,700,000 shares of our Common Stock previously issued to Proto Materials. Simultaneously with the execution of the patent license agreement, we entered into a Services Agreement with Proto Materials pursuant to which Proto Materials provides us with services related to knowledge transfer of the intellectual property licensed to us. All rights in and to any improvements made by us to the licensed patents, including pursuant to any joint development or R&D agreement with Proto Materials will be assigned by us to Proto Materials.

Our Risks and Challenges

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Offering Circular Summary. These risks include, but are not limited to, the following:

●	We are an early development-stage company with a limited operating history and a history of losses.

●	Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

●	We are subject to risks related to international sales and purchases.

●	Our potential operations in foreign countries would expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

●	We cannot assure you that we will effectively manage our planned growth strategy.

●	The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

●	Failure to protect or enforce our licensed intellectual property rights or the costs involved in such enforcement could harm our financial condition, and results of operations.

●	Our licensed patent application in the United States and under the Patent Cooperation Treaty (PCT) are pending and may not be approved and our ability to obtain licensed intellectual property protection for the manufacturing of our future products is uncertain.

●	We may not be able to protect our licensed intellectual property rights throughout the world.

●	If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and future products could be significantly diminished.

●	Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

●	Our operating results are substantially dependent on the acceptance of new products.

●	Variations in our future production could impact our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

●	Our results of operations, financial condition and business could be harmed if we are unable to balance future customer demand and capacity.

●	We will operate in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which may affect our expected future revenue and profitability.

●	The markets in which we will operate are highly competitive and have evolving technical requirements.

●	Our expected future revenue will be highly dependent on our future customers’ ability to produce, market and sell more integrated products.

●	Our future results may be negatively impacted if future customers do not maintain a favorable perception of our brands and products.

●	If our intended products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

●	If we are unable to effectively develop, manage and expand our future sales channels for our products, our operating results may suffer.

●	Catastrophic events and disaster recovery may disrupt business continuity.

●	We may not be able to obtain the raw materials we need to develop our future products at favorable prices or at all.

●	It is critical to our operations and our ability to develop our future products that we identify and maintain relationships with equipment manufacturers that can produce custom equipment that satisfies our specifications. Failure to do so, could result in our inability to develop our future products or result in the production of products that do not meet our future customers’ requirements.

●	There is no public market for our common stock. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your securities at or above the public offering price.

●	We are not required to raise any minimum amount in this offering before it may utilize the funds received in this offering. You should be aware that there is no assurance that any monies beside their own will be invested in this Offering.

●	We will be subject to penny stock regulations and restrictions, and you may have difficulty selling shares of our common stock.

●	Sales of our common stock under Rule 144 could reduce the price of our stock.

●	This offering is being conducted on a “best efforts” basis without a minimum and we may not be able to execute our growth strategy if the $25,000,000 maximum is not sold.

●	This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

●	Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

●	We may, in the future, issue additional shares of common stock, which would reduce investors’ percentage of ownership and may dilute our share value.

●	Investors in this offering will experience immediate and substantial dilution.

●	We may use the proceeds of this Offering in ways with which you may not agree.

●	We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our securities must come from increases in the fair market value and trading price of our securities.

●	We may terminate this offering at any time during the offering period.

●	We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders will receive less information.

●	The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

●	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Company Information

Our principal executive offices are located at 1800 Tyler Ave., South El Monte, California 91733. Our website address is https://www.mivium.com. The information on or accessible through our website is not part of this offering circular.

The Offering

Securities being offered:	Up to 33,333,333 shares of Common Stock for total gross proceeds of up to $25,000,000 and up to 333,333 Agent Warrants and up to 333,333 shares of common stock underlying Agent Warrants.

Offering price per share:	$0.75 per share.

Minimum subscription:	There is no minimum subscription amount in this Offering.

Common Stock outstanding before the Offering:	167,916,666 shares.

Common Stock Outstanding after the Offering if all of the shares being offered are sold(1):	201,249,999 shares.

Escrow agent:	Enterprise Bank & Trust

Restrictions on investment amount:	Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Termination of the Offering:	The Offering will terminate at the earlier of: (1) the date on which the maximum Offering amount has been sold, (2) the date which is one year after this Offering has been qualified by the SEC or (3) the date on which this Offering is earlier terminated by us in our sole discretion.

Proposed listing:	Prior to this Offering, there has been no public market for our Common Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX market maintained by OTC Markets Group Inc. after this Offering is successfully concluded, subject to certain considerations, including, without limitation, the size and timing of the completion of this Offering, and whether we accomplish certain commercialization milestones. We cannot offer any assurance that we will list or be quoted on any marketplace following this offering.

Use of proceeds:	We intend to use the net proceeds of this Offering for sales and marketing, research and development, intellectual property development and protection, cybersecurity, working capital and other general corporate purposes. Pending such uses, we will invest the proceeds of the Offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States. See “Use of Proceeds” section for details.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this Offering circular and other information included in this Offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)	Excludes:

●	383,387 shares of common stock issuable upon conversion of SAFE securities

●	333,333 shares of common stock issuable upon exercise of the Agent Warrants, assuming the maximum amount of Agent Warrants are issued at the closing of this Offering

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and our financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. You should carefully consider each of the following risks, together with all other information set forth in this offering circular, including the financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are an early development-stage company with a limited operating history and a history of losses.

We were originally incorporated in the State of Delaware on July 1, 2022. To date, all of our efforts have involved organizational matters and negotiation of our worldwide, perpetual and exclusive license agreement with Proto Materials for a patent and patent applications that will enable us to develop our planned products. As a result, we have generated no revenues and have incurred an accumulated deficit. There can be no assurance that we will ever generate meaningful revenues or be profitable in the future. If we cannot achieve our business objectives, investors in our securities will likely suffer a loss of their entire investment.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

We have incurred recurring losses and negative cash flows from operations activities since inception and we expect to generate losses and negative cash flows from operations for the foreseeable future primarily due to research and development costs to develop and commercialize our future products. Substantial additional financing will be needed by us to fund our operations. These factors raise substantial doubt about our ability to continue as a going concern.

We will require additional capital in the future through equity or debt financings, partnerships, collaborations, or other sources to carry out our planned development activities. If additional capital is not secured when required, we may need to delay or curtail our operations until such funding is received. Various internal and external factors will affect whether and when our product is ready for commercialization.

Our ability to continue as a going concern is dependent on our ability to raise additional equity or debt capital. Should we be unable to raise sufficient additional capital, we may be required to undertake cost-cutting measures including delaying or discontinuing certain activities.

The source, timing and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress of our product development. Funding may not be available when needed, at all, or on terms acceptable to us. These factors among others create a substantial doubt about our ability to continue as a going concern.

Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, and possible trade tariffs and trade restrictions.

Our operations and performance will depend significantly on worldwide economic and geopolitical conditions. Uncertainty about global economic conditions could result in potential customers postponing purchases of our products in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and, accordingly, on our business, results of operations or financial condition. For example, current global financial markets continue to reflect uncertainty, which has been heightened by the COVID-19 pandemic and the ongoing military conflict between Russia and Ukraine. Given these uncertainties, there could be further disruptions to the global economy, financial markets and consumer confidence. If economic conditions deteriorate unexpectedly, our business and results of operations could be materially and adversely affected. For example, our future customers, including our distributors and their customers, may have trouble obtaining the working capital and other financing necessary to support historical or projected purchasing patterns, which could negatively affect our results of operations.

Recent global economic slowdowns could continue and potentially result in certain economies dipping into economic recessions, including in the United States. Additionally, increased inflation around the world, including in the United States, applies pressure to our costs. Continued economic slowdowns or recessions and inflationary pressures could have a negative impact on our business, including decreased demand, increased costs, and other challenges. Government actions to address economic slowdowns and increased inflation, including increased interest rates, also could result in negative impacts to our growth.

General trade tensions between the United States and China have been escalating, and any economic and political uncertainty caused by the United States tariffs imposed on goods from China, among other potential countries, and any corresponding tariffs or currency devaluations from China or such other countries in response, may negatively impact, demand and/or increase the cost for our products. Additionally, Russia’s invasion of Ukraine in early 2022 triggered significant sanctions from U.S. and European countries. Resulting changes in U.S. trade policy could trigger retaliatory actions by Russia, its allies and other affected countries, including China, resulting in a potential trade war. Furthermore, if the conflict between Russia and Ukraine continues for a prolonged period of time, or if other countries, including the U.S., become involved in the conflict, we could face significant adverse effects to our business and financial condition. For example, if our supply or customer arrangements are disrupted due to expanded sanctions or involvement of countries where we have operations or relationships in the future, our business could be materially disrupted. Further, the use of cyberattacks could expand as part of the conflict, which could adversely affect our ability to maintain or enhance our cyber-security and data protection measures.

The inability to obtain adequate financing from debt or capital sources in the future could force us to self-fund strategic initiatives or even forego certain opportunities, which in turn could potentially harm our performance.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Although the Department of the Treasury, the Federal Reserve and the FDIC ensured that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, and we were readily able to withdraw and transfer our deposits and not adversely impacted, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we were not a borrower under or party to any material letter of credit or any other such instruments with SVB, Signature or any other financial institution currently in receivership, if we enter into any such instruments and any of our lenders or counterparties to such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

●	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

●	inability to enter into credit facilities or other working capital resources;

●	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

●	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors, or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

We may be subject to volatility and uncertainty in customer demand, supply chains, worldwide economies and financial markets resulting from the COVID-19 pandemic or other outbreaks of infectious diseases or similar public health threats.

We anticipate having manufacturing operations in the United States, which could be affected by the COVID-19 pandemic and the measures to try to contain it. As a result, we may experience some disruptions in supply from some of our suppliers.

The emergence of fast-spreading variants and the potential waning effectiveness of vaccines have introduced renewed uncertainty into whether additional measures will be implemented to combat the spread of COVID-19. Restrictions on access to our manufacturing facilities or on our support operations or workforce, or similar limitations for our vendors and suppliers, and restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures, could limit our ability to meet customer demand, lead to increased costs and have a material adverse effect on our financial condition and results of operations.

The duration of the business disruption and related financial impact of the COVID-19 pandemic cannot be reasonably estimated at this time. However, it may materially affect our ability to obtain raw materials, manage input costs, manage customer credit risk, manufacture products or deliver inventory in a timely manner, and it also may impair our ability to meet customer demand for products, result in lost sales, additional costs, or penalties, or damage our reputation. The extent to which COVID-19, its variants or an outbreak of any other infectious disease will further impact our operations and results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and its variants, the efficacy and effectiveness of vaccines, and the actions to contain the virus or treat its impact, among others.

We are subject to risks related to international sales and purchases.

We do not currently have any revenues; however, we expect that revenue from international sales will account for a significant portion of our total revenue in the future once we are able to commercialize our products and generate revenues. As such, a significant slowdown or instability in relevant foreign economies or lower investments in new infrastructure, could have a negative impact on our future sales. We also plan on purchasing a portion of the materials included in our products from overseas sources.

Our future international sales and purchases are subject to numerous United States and foreign laws and regulations, including, without limitation, tariffs, trade sanctions, trade barriers, trade embargoes, regulations relating to import-export control, technology transfer restrictions, the International Traffic in Arms Regulation promulgated under the Arms Export Control Act, the Foreign Corrupt Practices Act and the anti-boycott provisions of the U.S. Export Administration Act. The U.S. Government has imposed, and in the future may impose, restrictions on shipments to some of our current customers. Government restrictions on sales to certain foreign customers will reduce company revenue and profit related to those customers in the short term and could have a potential long-term impact.

Our future international sales will be subject to variability as our selling prices become less competitive in countries with currencies that are declining in value against the U.S. Dollar and more competitive in countries with currencies that are increasing in value against the U.S. Dollar. In addition, our future international purchases can become more expensive if the U.S. Dollar weakens against the foreign currencies in which we are billed. We may in the future enter into foreign currency derivative financial instruments in an effort to manage or hedge some of our foreign exchange rate risk. We may not be able to engage in hedging transactions in the future, and, even if we do, foreign currency fluctuations may still have a material adverse effect on our results of operations.

Our potential operations in foreign countries would expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

We expect to eventually generate revenue and potentially have some operations in foreign countries that will expose us to certain risks. For example, fluctuations in exchange rates may affect our revenue, expenses and results of operations as well as the value of our assets and liabilities as reflected in our financial statements. We are also subject to other types of risks, including the following:

●	protection of licensed intellectual property and trade secrets;

●	tariffs, customs, trade sanctions, trade embargoes and other barriers to importing/exporting materials and products in a cost-effective and timely manner, or changes in applicable tariffs or custom rules;

●	the burden of complying with and changes in United States or international taxation policies;

●	timing and availability of export licenses;

●	rising labor costs;

●	disruptions in or inadequate infrastructure of the countries where we operate;

●	the impact of public health epidemics on employees and the global economy, such as COVID-19; difficulties in collecting accounts receivable;

●	difficulties in staffing and managing international operations; and

●	the burden of complying with foreign and international laws and treaties.

For example, the United States has imposed significant tariffs on Chinese-made goods, which the Biden administration has previously indicated will largely remain in place. The tariffs imposed on Chinese goods, among other potential countries and any corresponding tariffs from China or such other countries in response may in the future, negatively impact demand and/or increase the costs for our products once we commercialize our products. In some instances, we may receive incentives from foreign governments to encourage our investment in certain countries, regions or areas outside of the United States. Government incentives may include tax rebates, reduced tax rates, favorable lending policies and other measures, some or all of which may be available to us due to our foreign operations. Any of these incentives could be reduced or eliminated by governmental authorities at any time or as a result of our inability to maintain minimum operations necessary to earn the incentives. Any reduction or elimination of incentives currently provided for our operations could adversely affect our business and results of operations. These same governments also may provide increased incentives to or require production processes that favor local companies, which could further negatively impact our business and results of operations.

Changes in regulatory, geopolitical, social, economic, or monetary policies and other factors, including those which may result from the Biden administration and Democratic control of Congress, if any, may have a material adverse effect on our business in the future, or may require us to exit a particular market or significantly modify our current business practices.

We cannot assure you that we will effectively manage our planned growth strategy.

Our potential for growth depends significantly on the adoption of our products within the markets we plan to serve and for other applications, and our ability to affect this rate of adoption. In order to manage our planned growth and business strategy effectively relative to the uncertain pace of adoption, we must be able to:

●	maintain, expand, construct and purchase adequate manufacturing facilities and equipment, as well as secure sufficient third-party manufacturing resources, to meet customer demand, including specifically the expansion buildout of our materials factory;

●	manage a complex supply chain (including managing the impacts of ongoing supply constraints in the semiconductor industry) that has the ability to supply an increasing number of raw materials, subsystems and finished products with required specifications and quality, and timely deliver to our intended manufacturing facilities, our intended logistics operations, or expected customers;

●	access capital markets to fund our planned growth initiatives;

●	expand the capability of our planned information systems to support an expected more complex business;

●	expand planned research and development, sales and marketing, technical support, distribution capabilities, manufacturing, and administrative functions;

●	safeguard confidential information and protect our licensed intellectual property;

●	manage organizational complexity and communication;

●	expand the skills and capabilities of our current management team;

●	add experienced senior level managers and executives;

●	attract and retain qualified employees; and

●	execute, maintain and adjust the operational and financial controls that support our business.

While we intend to continue to focus on managing our costs and expenses, we expect to invest to support our growth and may have additional unexpected costs. Such investments take time to become fully operational, and we may not be able to expand quickly enough to exploit targeted market opportunities. If our service providers do not perform effectively, we may not be able to achieve the expected cost savings and may incur additional costs to correct errors or fulfill future customer demand. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to licensed intellectual property through security breach, or an impact on employee morale. Our operations may also be negatively impacted if any of our service providers do not have the financial capability to meet our growing needs.

There are also inherent execution risks in starting up a new factory or expanding production capacity that could increase costs and reduce our operating results.

We are also increasingly dependent on information technology to enable us to improve the effectiveness of our operations and to maintain financial accuracy and efficiency. Allocation and effective management of the resources necessary to successfully implement, integrate, train personnel and sustain our information technology platforms will remain critical to ensure that we are not subject to transaction errors, processing inefficiencies, loss of customers, business disruptions or loss of or damage to licensed intellectual property through a security breach in the near term. Additionally, we face these same risks if we fail to allocate and effectively manage the resources necessary to build, implement, upgrade, integrate and sustain appropriate technology infrastructure over the longer term.

As our organization continues to mature and we are required to implement more complex organizational management structures, we may also find it increasingly difficult to maintain the benefits of our corporate culture. This could negatively affect our business performance and seriously harm our business.

The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

Our future success depends in large part upon the continued service of the members of our executive management team and key employees. In addition, our success also depends on our ability to attract and retain qualified technical, sales and marketing, user support, financial and accounting, legal and other managerial personnel. The competition for skilled personnel in the industries in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. As we move into new geographies, we will need to attract and recruit skilled personnel across functional areas. If we fail to attract new personnel or if we suffer increases in costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our future customers properly or maintain the quality of our products.

Failure to protect or enforce our licensed intellectual property rights or the costs involved in such enforcement could harm our business, financial condition, and results of operations.

We may from time to time seek to enforce our licensed intellectual property rights against infringers when we determine that a successful outcome is probable and may lead to an increase in the value of the licensed intellectual property. If we choose to enforce our licensed intellectual property rights against a party, then that individual or company has the right to ask the court to rule that such rights are invalid or should not be enforced. These lawsuits and proceedings are expensive and would consume time and resources and divert the attention of managerial and operational personnel even if we were successful in stopping the infringement of such rights. In addition, there is a risk that the court will decide that such rights are not valid and that we do not have the right to stop the other party from using the inventions.

Further, our competitors have been granted patents protecting various products and solutions. If our products and solutions employ these processes, or other subject matter that is claimed under our competitors’ patents, or if other companies obtain patents claiming subject matter that we use, those companies may bring infringement actions against us. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which might later result in issued patents that our products and solutions may infringe. There can be no assurance that our products will not be determined to have infringed upon an existing third-party patent. If any of our products and solutions infringes a valid patent, we may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require us to pay substantial royalties, which could in turn force us to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, we may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force us to withdraw our products or services from the market.

We may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights, and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and our products, branding or associated marketing materials may be found to have infringed existing third-party rights. When any third-party infringement occurs, we may be required to stop using the infringing intellectual property rights, pay damages and, if we wish to keep using the third-party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require us to pay substantial royalties.

The success of our business depends on our continued ability to use our tradenames in order to increase our brand awareness. The unauthorized use or other misappropriation of any of the trademarks or tradenames we will register could diminish the value of our business which would have a material adverse effect on our financial condition and results of operation.

Our licensed patent application in the United States and under the Patent Cooperation Treaty (PCT) are pending and may not be approved and our ability to obtain licensed intellectual property protection for the manufacturing of our future products is uncertain.

Obtaining patents is very time consuming and costly. We currently have only one licensed patent in the United States, one licensed patent application pending in the U.S. and one international licensed counter-part patent application pending under the Patent Cooperation Treaty (PCT). A PCT application is a “placeholder” utility application that establishes a filing date for the invention, and that can subsequently be “nationalized” in any of the more than 140 countries that are members of the PCT. Within 30 months (longer in some jurisdictions) from the application priority date, the applicant must “nationalize” the application and select the countries to which patent protection is sought. After nationalization, country-specific procedures for patent prosecution to patent grant are pursued as to each country or jurisdiction selected. Utilization of the PCT application process will allow us to defer patent application deadlines and costs while we consider, for example, our international filing strategy, obtain funding and refine patent claims.

Our current and future licensed patent applications may never result in the issuance of patents, and/or licensed patents issued to us may be dominated by the patents of third parties. Furthermore, even if any future licensed patents are unchallenged by third parties, our licensed patents, if issued, may not adequately protect our licensed intellectual property, or prevent others from designing around them. It is possible that we will not be granted any patents or licenses to patents in the future to cover any future products, and/ or that we will have little to no commercial protection against competing products. The pending licensed patent applications may not be approved resulting in us having only one licensed patent. Even if they were approved, it could be several years before we learn about the outcome. Initially, many patent applications are denied and have to be appealed, further consuming time and money. Even if the licensed applications are approved, they may be subject to challenge and/or infringement, which would require significant resources to overcome, for which there could be no assurance. In addition, improvements upon our licensed intellectual property by others could render ours obsolete. Any of these factors or potential risks could have a significant adverse impact on our planned business.

We may not be able to protect our licensed intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on manufacturing our products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. Although Proto Materials LLC’s license agreement grants us worldwide rights, certain of our licensed U.S. patent rights lack corresponding foreign patents or patent applications. For example, under our license agreement for the issued patent (Method and Apparatus for producing compound powders), the territory is limited to the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our licensed inventions in all countries outside the United States, or from selling or importing products made using our licensed inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have licensed patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our licensed proprietary rights generally. Proceedings to enforce our licensed patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our licensed patents at risk of being invalidated or interpreted narrowly and our licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our licensed intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and future products could be significantly diminished.

We rely on trade secrets to protect our proprietary technologies. However, trade secrets are difficult to protect. We will rely in part on confidentiality agreements with our employees, consultants, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

●	changes in tax laws or the regulatory environment;

●	changes in accounting and tax standards or practices;

●	changes in the composition of operating income by tax jurisdiction;

●	our operating results before taxes; and

●	cash flows.

Because we do not have a long history of operating and we have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under United States generally accepted accounting principles, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

We will be subject to and may incur significant liabilities if we fail to comply with stringent environmental laws and regulations.

We, our future suppliers, and our future customers will be subject to a variety of U.S. federal, foreign, state and local governmental laws, rules and regulations, including those related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals and the incorporation of such substances into products available for sale. If we or our suppliers were to incur substantial additional expenses to acquire equipment or otherwise comply with environmental regulations, our manufacturing costs could significantly increase, thus harming our business.

Once our manufacturing facilities are constructed and fully functioning, we will be subject to a variety of federal, state, and local government regulations related to the use, storage, discharge, and disposal of toxic or other hazardous chemicals that may be used in our manufacturing process. The failure to comply with present or future regulations could result in fines, suspension of production, or a cessation of operations. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject us to significant future liabilities. In addition, we cannot be certain that disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will protect us from required remediation or other liabilities under current or future environmental laws or regulations.

Our operating results are substantially dependent on the acceptance of new products.

Our future success may depend on our ability to deliver new, higher performing and/or lower cost solutions for existing and new markets and for customers to accept those solutions. The development of new products is a highly complex process, and we may experience delays in completing the development, introduction and qualification of new products which may impact our results of operations and financial condition. Our research and development efforts are aimed at solving increasingly complex problems, and we do not expect that all our projects will be successful. The successful development, introduction and acceptance of new products depend on a number of factors, including the following:

●	qualification and acceptance of our new product and systems designs;

●	our ability to introduce new products in a timely and cost-effective manner;

●	our ability to secure volume purchase orders related to new products;

●	achievement of technology breakthroughs required to make commercially viable products;

●	our ability to convert customer design-ins to sales of significant volume, and, if customer design-in activity does result in such sales, when such sales will ultimately occur and what the amount of such sales will be;

●	the accuracy of our predictions for market requirements;

●	our ability to predict, influence and/or react to evolving standards;

●	acceptance of new technology in certain markets;

●	our ability to protect licensed intellectual property developed in new products;

●	the availability of qualified research and development personnel;

●	our timely completion of product designs and development;

●	our ability to develop repeatable processes to manufacture new products in sufficient quantities, with the desired specifications and at competitive costs;

●	our customers’ ability to develop competitive products incorporating our products; and

●	market acceptance of our products and our customers’ products.

If any of these or other similar factors becomes problematic, we may not be able to deliver and introduce new products in a timely or cost-effective manner.

Variations in our future production could impact on our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

All of our products will be manufactured using technologies that are highly complex. The number of usable items, or yield, from our production processes may fluctuate as a result of many factors, including but not limited to the following:

●	variability in our process repeatability and control;

●	contamination of the manufacturing environment;

●	equipment failure, power outages, fires, flooding, information or other system failures or variations in the manufacturing process;

●	lack of consistency and adequate quality and quantity of piece parts, other raw materials and other bill of materials items;

●	inventory shrinkage or human errors;

●	defects in production processes (including system assembly) either within our facilities or at our suppliers; and

●	any transitions or changes in our production process, planned or unplanned.

In some instances, we may offer products for future delivery at prices based on planned yield improvements or increased cost efficiencies from other production advances. Failure to achieve these planned improvements or advances could have a significant impact on our margins and operating results.

Our results of operations, financial condition and business could be harmed if we are unable to balance future customer demand and capacity.

As customer demand for our products changes, we must be able to adjust our production capacity to meet demand. If we are not able to achieve production capacity at our targeted rate, if there are unforeseen costs associated with achieving our targeted capacity levels, or if we are unable to obtain advanced semiconductor manufacturing equipment in a timely manner, we may not be able to achieve our financial targets. We may be unable to build or qualify new capacity on a timely basis to meet future customer demand and our future customers may fulfill their orders with one of our competitors instead. In addition, as we introduce new products and change product generations, we must balance the production and inventory of prior generation products with the production and inventory of new generation products to maintain a product mix that will satisfy customer demand and mitigate the risk of incurring cost write-downs on the previous generation products, related raw materials and tooling. Significant or prolonged shortages or delivery delays of our products to our customers could delay their manufacturing and negatively impact our relationships with these future customers.

Due to the proportionately high fixed cost nature of our business (such as facility costs), if demand does not materialize at the rate forecasted, we may not be able to scale back our manufacturing expenses or overhead costs quickly enough to correspond to the lower-than-expected demand. This inability could result in lower-than-expected margins and adversely impact our business and results of operations. Additionally, if product demand decreases or we fail to forecast demand accurately, our results may be adversely impacted due to higher costs resulting from lower factory utilization, causing higher fixed costs per unit produced. Further, we may be required to recognize impairments on our long-lived assets or recognize excess inventory write-off charges, or excess capacity charges, which would have a negative impact on our results of operations.

We will operate in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which may affect our expected future revenue and profitability.

The industries we aim to serve are in different stages of adoption and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards and fluctuations in product supply and demand. The semiconductor industry is characterized by rapid technological change, high capital expenditures, short product life cycles and continuous advancements in process technologies and manufacturing facilities. As the markets for our products mature, additional fluctuations may result from variability and consolidations within the industry’s customer base. These fluctuations have been characterized by lower product demand, production overcapacity, higher inventory levels and aggressive pricing actions by our competitors. These fluctuations have also been characterized by higher demand for key components and equipment used in, or in the manufacture of, our products resulting in longer lead times, supply delays and production disruptions.

In addition, as we diversify our product offerings and as pricing differences in the average selling prices among our product lines widen, a change in the mix of sales among our product lines may increase volatility in our revenue and gross margin from period to period.

The markets in which we will operate are highly competitive and have evolving technical requirements.

The markets for our products will be highly competitive. In the semiconductor market, we will compete with companies that have greater market share, name recognition, distribution and sales channels, and/or technical resources than we do. Competitors continue to offer new products with aggressive pricing, additional features and improved performance. Aggressive pricing actions by our competitors in our businesses could reduce our expected future margins if we are not able to reduce costs at an equal or greater rate than the sales price decline.

As competition increases, we will need to continue to develop new products that meet or exceed the needs of our customers. Therefore, our ability to continually produce more efficient and lower cost products that meet the evolving needs of our customers will be critical to our success. Competitors may also try to align with some of our strategic customers. This could lead to lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations or financial condition.

Our expected future revenue will be highly dependent on our future customers’ ability to produce, market and sell more integrated products.

Our expected future revenue depends on getting our products designed into a larger number of our expected future customers’ products and in turn, our future customers’ ability to produce, market and sell their products. Even if our future customers are able to develop and produce products or systems that incorporate our substrates, die, components or modules, there can be no assurance that our future customers will be successful in marketing and selling these products or systems in the marketplace.

Our future results may be negatively impacted if future customers do not maintain a favorable perception of our brands and products.

Maintaining and continually enhancing the value of our brands is critical to the success of our business. Brand value is based in large part on customer perceptions. Success in promoting and enhancing brand value depends in large part on our ability to provide high-quality products. Brand value could diminish significantly due to a number of factors, including adverse publicity about our products (whether valid or not), a failure to maintain the quality of our products (whether perceived or real), the failure of our products to deliver consistently positive consumer experiences, the products becoming unavailable to consumers or consumer perception that we have acted in an irresponsible manner. Damage to our brand, reputation or loss of customer confidence in our brand or products could result in decreased demand for our products and have a negative impact on our business, results of operations or financial condition.

If our intended products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

The manufacturing of our planned products will involve highly complex processes. Our potential customers will specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to replace or rework the products. In some cases, our products may contain undetected defects or flaws that only become evident after shipment and installation. Even if our products meet standard specifications, our future customers may attempt to use our products in applications for which they were not designed or in products that were not designed or manufactured properly, resulting in product failures and creating customer satisfaction issues.

We may experience product quality, performance or reliability problems from time to time and defects or failures may occur in the future. If failures or defects occur, they could result in significant losses or product recalls. A significant product recall could also result in adverse publicity, damage to our reputation and a loss of customer confidence in our products. We also may be the target of product liability lawsuits against us if the use of our products at issue is determined to have caused injury or contained a substantial product hazard.

We plan to provide standard warranty periods on our products, with longer periods under a limited number of potential customer contracts. Although we believe our planned reserves will be appropriate, we are making projections about the future reliability of new products and technologies, and we may experience increased variability in warranty claims. Increased warranty claims could result in significant losses due to a rise in warranty expenses and costs associated with customer support.

If we are unable to effectively develop, manage and expand our future sales channels for our products, our operating results may suffer.

We may rely on distributors to develop and expand their customer base as well as to anticipate demand from their customers. If they are not successful, our growth and profitability may be adversely impacted. Distributors must balance the need to have enough products in stock in order to meet their customers’ needs against their internal target inventory levels and the risk of potential inventory obsolescence. The risks of inventory obsolescence are especially relevant to technological products. The distributors’ internal target inventory levels vary depending on market cycles and a number of factors within each distributor over which we have very little, if any, control. Distributors also have the ability to shift business to different manufacturers within their product portfolio based on a number of factors, including new product availability and performance. Similarly, we have the ability to add, consolidate, or remove distributors.

Catastrophic events and disaster recovery may disrupt business continuity.

A disruption or failure of our systems or operations in the event of a natural disaster or severe weather event, including, but not limited to, earthquakes, wildfires, droughts, flooding, tornadoes, hurricanes or tsunamis, health pandemic, such as an influenza outbreak within our workforce, or man-made catastrophic event could cause delays in completing sales, continuing production or performing other critical functions of our business, particularly if a catastrophic event were to occur at our future primary manufacturing locations. Global climate change could result in certain natural disasters occurring more frequently or with greater intensity. Any of these events could severely affect our ability to conduct normal business operations and, as a result, our operating results could be adversely affected. There may also be secondary impacts that are unforeseeable as well, such as impacts to our customers, which could cause delays in new orders, delays in completing sales or even order cancellations.

We may not be able to obtain the raw materials we need to develop our future products at favorable prices or at all.

The purchase of raw material that will be used to produce our products will depend on worldwide economic and geopolitical conditions and their effect on the availability of these raw materials. If we cannot obtain these raw materials at favorable prices or at all, our future results of operations, financial condition and prospects will be materially adversely affected. The main raw material that will be used in the manufacture of our products (particles or single crystals) will be gallium (Ga). For the most part, we will have to import Ga from foreign countries, and we may not be able to obtain Ga at favorable prices or at all. We will also use aluminum, silicon and other similar materials and nitrogen, hydrogen, argon or helium in the production of our products. Finally, the production of our products will involve a significant supply of electric power (approximately 1500-1800 KW for each production line). If any of these raw materials or resources become scarce or our ability to obtain them restrained, our future results of operation, financial condition and prospects will suffer.

It is critical to our operations and our ability to develop our future products that we identify and maintain relationships with equipment manufacturers that can produce custom equipment that satisfies our specifications. Failure to do so, could result in our inability to develop our future products or result in the production of products that does not meet our future customers’ requirements.

In order to produce our future products, we will require various special equipment, such as equipment that can accomplish particle crushing/breaking by physical means, physical-chemical reaction under higher temp, and epitaxy growth of single crystals. The equipment will be composed or integrated by multiple parts (subsystems). Most of this equipment will have to be custom built to our specifications. We may find it difficult to identify reliable equipment manufacturers that can develop specialized equipment that meets our specifications. Furthermore, if for any reason we have to change equipment manufacturers in the future our production may be disrupted resulting in a material adverse effect on our financial condition and future results of operations. We can provide no assurance that we will identify suitable special equipment manufacturers that can satisfy our needs and the failure to do so may result in our inability to produce our products or a disruption in the production of our products which would negatively impact our financial condition and future prospects.

Risks Related to this Offering and Ownership of our Securities

There is no public market for our common stock. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your securities at or above the public offering price.

Prior to this offering, no public trading market existed for our securities. There can be no assurance that a public trading market for our common stock will develop or that a public trading market, if developed, will be sustained. Thus, it is anticipated that there will be little or no market for the shares sold in this offering until we are eligible to have our common stock quoted on the OTC Market and as a result, an investor may find it difficult to dispose of any shares purchased hereunder. Because there is none and may be no public market for our stock, we may not be able to secure future equity financing which would have a material adverse effect on our company.

Furthermore, when and if our common stock is eligible for quotation on the OTC Market, there can also be no assurance as to the depth or liquidity of any market for the common stock or the prices at which holders may be able to sell the shares. As a result, investors could find it more difficult to trade, or to obtain accurate quotations of the market value of, the stock as compared to securities that are traded on the Nasdaq stock market or on other national securities exchange. An investor may find it difficult to dispose of any shares purchased hereunder.

We are not required to raise any minimum amount in this offering before we may utilize the funds received in this offering. Investors should be aware that there is no assurance that any monies beside their own will be invested in this Offering.

Because there is no minimum amount of subscriptions which we must receive before accepting funds in the Offering, you will not be assured that we will have sufficient funds to execute our business plan or satisfy its working capital requirements and will bear the risk that we will be unable to secure the funds necessary to meet our current and anticipated financial obligations.

We will be subject to penny stock regulations and restrictions, and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  We anticipate that our common stock will become a “penny stock,” and we will become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Sales of our common stock under Rule 144 could reduce the price of our stock.

Upon the consummation of this offering, there will be 34,583,333 shares of our common stock held by non-affiliates and 166,666,666 shares held by affiliates that Rule 144 of the Securities Act defines as restricted securities.  Up to 33,333,333 newly issued shares are qualified in this offering; however, all of the remaining shares will still be subject to the resale restrictions of Rule 144.  In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not sell in any 90-day period more than the greater of (i) one percent of the total issued and outstanding shares and (ii) the average weekly trading volume of such shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, and must resell the shares in an unsolicited brokerage transaction at the market price.  The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

This offering is being conducted on a “best efforts” basis without a minimum and we may not be able to execute our growth strategy if the $25,000,000 maximum is not sold.

If you invest in our common stock and less than all of the offered shares of our common stock are sold, the risk of losing your entire investment will be increased. We are offering our common stock on a “best efforts” basis without a minimum, and we can give no assurance that all of the offered Common Stock will be sold. If less than $25,000,000 of common stock shares offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.  No assurance can be given to you that any funds will be invested in this offering other than your own.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our common stock is fixed and will not vary based on the underlying value of our assets at any time.  Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party.  The fixed offering price for our common stock has not been based on appraisals of any assets we own or may own, or of our Company as a whole, nor do we intend to obtain such appraisals.  Therefore, the fixed offering price established for our common stock may not be supported by the current value of our Company or our assets at any particular time.

Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

Our officers and directors have significant control over stockholder matters, and the minority stockholders will have little or no control over our affairs. Our officers and directors will own approximately 82.8% of our outstanding common stock if all of the shares offered herein are sold. The shares offered for sale are identical to the shares of common stock that are currently outstanding. Accordingly, our officers and directors will have control over stockholders matters, such as election of director, amendments to our articles of incorporation, and approval of significant corporate transactions. As a result, our minority stockholders will have little or no control over our affairs.

We may, in the future, issue additional shares of common stock, which would reduce investors’ percentage of ownership and may dilute our share value.

We may issue additional shares of common stock after this offering. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

Investors in this offering will experience immediate and substantial dilution.

The offering price of $0.75 per share is substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per underlying share of common stock in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $0.63 per underlying share of common stock to new investors purchasing our shares in this offering at the offering price if the maximum amount is raised. Accordingly, if we were liquidated at our net tangible book value, you would not receive the full amount of your investment.

We may use the proceeds of this Offering in ways with which you may not agree.

While we currently intend to use the proceeds of this Offering for the purposes described in “Use of Proceeds,” our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. You must rely on our judgment regarding the application of these proceeds. The proceeds may be used for corporate purposes or in a manner that does not immediately improve our profitability or increase our stock price.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our securities must come from increases in the fair market value and trading price of our securities.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the board of directors decides is relevant. Therefore, any return on your investment in our common stock must come from increases in the fair market value and trading price of the capital stock.

We may terminate this offering at any time during the offering period.

We reserve the right to terminate this offering at any time, regardless of the number of shares sold. In the event that we terminate this offering at any time prior to the sale of all of the shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by our company and no funds will be returned to subscribers.

We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders will receive less information.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. If we elect to take advantage of the benefits of this extended transition period, our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form 1-A is accessible through the U.S. Securities and Exchange Commission’s EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement. By signing the subscription agreement, the investor warrants that the investor has reviewed this waiver, and knowingly and voluntarily waives the investor’s jury trial rights.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement.

If you bring a claim against us in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation, or provision of the subscription agreement serves as a waiver by any holder of common stock or by us, or by an investor, of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DILUTION

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the Offering.

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing stockholders for our presently outstanding shares.

Our net tangible book value was approximately negative ($259,653), or $0.00 per share, as of December 31, 2022. Our net tangible book value represents the amount of our total consolidated tangible assets (which is calculated by subtracting net intangible assets, deferred tax assets, and prepaid offering expenses from our total consolidated assets), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share, after giving effect to the proceeds we will receive from this Offering, at a public offering price of $0.75 per share, and after deducting commissions and estimated offering expenses payable by us.

After giving effect to the sale of $25,000,000 of shares in this Offering at a public offering price of $0.75 per share, and after deducting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to December 31, 2022, our pro forma net tangible book value would have been $0.12 per share. This represents an immediate increase in pro forma net tangible book value of $0.12 per share to our existing stockholders and immediate dilution of $0.63 per share to new investors purchasing shares in this Offering.

The following table illustrates such dilution:

Public offering price per share	$0.75
Net tangible book value per share at December 31, 2022	$0.00
Pro forma as adjusted net tangible book value per share after this Offering	$0.12
Increase in net tangible book value per share to existing stockholders	$0.12
Dilution in net tangible book value per share to new investors	$0.63

The following tables summarize the differences between our existing stockholders and the new investors with respect to the number of shares purchased from us in this Offering, the total consideration paid and the average price per share paid at a public offering price of $0.75 per share, and before deducting fees payable to our broker dealer of record and estimated offering expenses.

	Share Purchased		Total Consideration		Average Price
	Number(1)%		Amount	%	Per Share
Common Stock	167,950,249	83%	$116,667	0.46%	$0.0007
New investors	33,333,333	17%	$25,000,00	99.54%	$0.75
Total	201,283,582	100.00%	$25,116,667	100.00%	-

(1)	Includes 33,583 shares of common stock that will be issuable upon the conversion of $100,000 of SAFE Securities that were outstanding on December 31, 2022 that will be converted into common stock at the closing of this offering once at least $5,000,000 is raised in this offering.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by our company. The investor’s stake in our company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of our company that you own will go down, even though the value of our company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock Offering (such as a public offering, another crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2022, an investor invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. The investor now owns only 1.3% of the company but the investor’s stake is worth $200,000.

●	In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). The investor now owns only 0.89% of the company and the investor’s stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that we have issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of our company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Offering Amount and Distribution

We are offering a maximum of 33,333,333 shares of Common Stock on a no minimum “best efforts” basis at a fixed price of $0.75 per share. The shares are being offered in the United States pursuant to Regulation A under the Securities Act on a basis which does not require registration of such securities. Potential investors should be aware that there can be no assurance that any other funds will be invested in the Offering other than their own funds.

Offering Period and Expiration Date

This Offering will start on the date this Offering Circular is declared qualified by the SEC. The Offering will terminate at the earlier of: (1) the date on which the maximum Offering amount has been sold, (2) the date which is one year after the Offering has been qualified by the U.S. Securities and Exchange Commission, or the SEC, or (3) the date on which the Offering is earlier terminated by us in our sole discretion. This Offering does not have a minimum offering amount. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date).

Broker-Dealer

We have engaged Digital Offering, a broker-dealer registered with the SEC and a member of FINRA, to act as broker-dealer of record to perform the following broker-dealer, administrative and technology related functions in connection with this offering, and, but not for underwriting or placement agent services:

●	Review investor information, including Know Your Customer (KYC) and Anti Money Laundering (AML) data, perform other compliance background checks as needed.

●	Not provide any investment advice nor any investment recommendations to any investor.

●	Keep investor details and data confidential and not disclose to any third party except as required by regulators or pursuant to the terms of our broker-dealer agreement (e.g., as needed for AML and background checks).

●	Responsibility for all FINRA 5110 filings and updates.

●	Assessment of selection criteria for online communication channels and review of online communications for compliance with applicable rules.

●	Coordinate with third-party providers to ensure adequate review and compliance.

As compensation for the services listed above, we have agreed to pay Digital Offering the following fees and commissions:

●	$25,000 advance payment for offering related expenses.

●	a commission equal to 1% of the amounts raised in the Offering at each closing of this Offering. We estimate that fees due to Digital Offering pursuant to the 1% commission would be $250,000 for a fully-subscribed offering.

In addition, on the date of each closing of the Offering, we will issue to Digital Offering Agent Warrants to purchase a number of shares of common stock that is equal to the quotient of (i) one percent (1%) of the of the dollar amount of common stock sold at such closing divided by (ii) the price per share paid by investors for common stock sold at such closing or a maximum of 333,333 shares of common stock upon exercise of the Agent Warrants assuming a fully subscribed Offering at an exercise price of $0.75 per share. The Agent Warrants will contain customary terms and conditions, including without limitation, provisions for cashless exercise. The Agent Warrants and the shares issuable upon the exercise of the Agent Warrants are being registered by means of the Offering Statement for the Offering.

The Agent Warrants (a) are not exercisable or convertible more than five years from the qualification date of the Offering circular pursuant to FINRA Rule 5110(g)(8)(A); (b) comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1)(A); and (c) comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2). For the avoidance of doubt, Digital Offering agrees that, during the Lock-Up Period (as defined below) contained in FINRA Rule 5110(e)(1), it will not (a) sell, transfer, assign, pledge, hypothecate or otherwise transfer the Agent Warrants (including any Common Stock issued or issuable thereunder, referred to as the Warrant Stock) other than to a bona fide officer or partner of Digital Offering or any selected dealer in connection with the Offering, in each case in accordance with FINRA Conduct Rule 5110(e)(1), or (b) cause the Agent Warrants or any Warrant Stock to be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Warrant or any Warrant Stock issued or issuable thereunder, except as provided for in FINRA Rule 5110(e)(2). “Lock-Up Period” means the period beginning on the date that the offering circular registering the Agent Warrants is qualified by the Securities and Exchange Commission, referred to as the Effective Date, and ending on the one hundred eighty-day (180) anniversary of the Effective Date. In addition, notwithstanding the other terms of the Agent Warrants or any agreement between the Company and Digital Offering, Digital Offering agrees that, as required by FINRA Rule 5110(g)(8): (i) the Agent Warrants may not be exercised more than five (5) years from the Effective Date; (ii) Digital Offering shall not have the right to demand registration of the Agent Warrants or the Warrant Stock; (iii) Digital Offering shall not have the right to piggyback registration with respect to the Agent Warrants or the Warrant Stock; (iv) the Agent Warrants may not have anti-dilution terms that allow Digital Offering and related persons to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; and (v) the Agent Warrants may not have anti-dilution terms that allow Digital Offering and related persons to receive or accrue cash dividends prior to the exercise or conversion of the security.

Marketing Strategy

We plan to market the securities in the Offering through both online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular and other materials on an online investment platform.

The Company has engaged the Creative Direct Marketing Group, Inc., referred to as CDMG, to design and carry out an integrated marketing strategy for this Offering including branding, direct mail, digital market integration, social media, video and radio. In consideration for such services, we have agreed to pay CDMG $1,000,000 in cash and to issue to CDMG 1,250,000 shares of our Common Stock. The cash and equity compensation are payable in 5 equal monthly installments that commenced on April 1, 2023.

We entered into a posting agreement with Equifund Technologies LLC, or Equifund, pursuant to which we will pay Equifund a one-time startup fee of $40,000 for its services in hosting the Offering on its online platform. Equifund will review each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide determinations to us as to whether to accept such investor’s subscription and contact and/or notify us, if needed, to gather additional information or clarification on an investor. Further, we will pay Equifund a technology and administration fee of $50 per investor when each investor deposits funds into the escrow account maintained for the Offering. The aforementioned fees are due to Equifund regardless of the success of the Offering.

Equifund will not provide any investment advice or any investment recommendations to any investor.  Equifund does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying issuers listed on the platform.

This Offering Circular will be available to prospective investors in this Offering at https://mivium.com/invest.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Process of Subscribing

If you decide to subscribe for the common stock in this Offering, you should complete the following steps:

1.	Go to https://mivium.com/invest, click on the “Invest Now” button.

2.	Complete the online investment form.

3.	Deliver funds directly by check, wire, credit card, or electronic funds transfer via ACH to the specified account

4.	Once funds or documentation are received an automated AML and KYC check will be performed to verify the identity and status of the investor.

5.	Once AML and KYC are verified, investor will electronically receive, review, execute and deliver to us a subscription agreement.

Interested investors will be required to complete a subscription agreement in order to invest. The subscription agreement is available at https://invest.equifund.com/offering/mivium. The subscription agreement must be delivered to us or through www.equifund.com and the investor may transfer funds for the subscribed amount in accordance with the instructions stated in the subscription agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Digital Offering will have up to three days to ensure all the documentation is complete. Digital Offering will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

The funds tendered by potential investors will be held in a separate bank account maintained by Enterprise Bank & Trust, as escrow agent. Upon each closing, the proceeds collected for such closing will be disbursed to us and the shares for each closing will be issued to investors.

The investor may remit payment for shares via ACH, wire, credit or debit card or by mail via check/money order.  All funds tendered by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company and the selling shareholders. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

Different payment methods take different time periods to clear and will typically clear within the time periods specified below.

●	Wires — 24 hours (one business day) following receipt of funds;

●	Checks — 10 days following deposit of funds to the Escrow Account;

●	ACH — 10 days following receipt of funds;

●	Credit and Debit Cards – 24 hours (one business day) following receipt of funds.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete potential background checks or fails background checks, and in the event the Offering is oversubscribed in excess of the maximum Offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, there is no maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest.

All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, a non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in this Offering.

In order to purchase the shares in this Offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

Pricing of the Offering

As of the date of this Offering Circular, there was no public market for our securities. The initial public Offering price of the shares was determined by our board of directors in its sole discretion without the input of an investment bank or other third party.  The principal factors considered in determining the initial public Offering price include:

●	the information set forth in this Offering Circular;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by us.

Investment Limitations

If you are not an accredited investor, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.

Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A of the Securities and Exchange Commission.

The only investor exempt from this 10% limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares of our common stock in the Offering;

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares in this Offering, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of shares of our common stock in the Offering is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares in this Offering; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Digital Offering has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. Digital Offering is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Digital Offering is not distributing any Offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Digital Offering’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Digital Offering in this Offering as any basis for a belief that it has done extensive due diligence. Digital Offering does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this Offering should be made directly to the Company.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue the subscribed shares to the investor. The Transfer Agent will notify an investor when the shares are ready to be issued or transferred and the Transfer Agent has set up an account for the investor.

Escrow Agent

Following qualification, the company will enter into an Escrow Services Agreement with Enterprise Bank & Trust, who we refer to as the Escrow Agent. Investor funds will be held in an account by the Escrow Agent pending closing or termination of the Offering. While funds are held the escrow account and prior to a closing of the sale of shares in bona fide transactions that are fully paid and cleared, (i) the escrow account and escrowed funds will be held for the benefit of the investors, (ii) the neither the company nor any selling security holder is entitled to any funds received into the escrow account, and (iii) no amounts deposited into the escrow account shall become the property of company, any selling shareholder or any other entity, or be subject to any debts, liens or encumbrances of any kind of the company, any selling shareholder or any other entity. No interest shall be paid on balances in the escrow account.

Provisions in Our Subscription Agreement

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement. By signing the subscription agreement, the investor warrants that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation, or provision of the subscription agreement serves as a waiver by us, or by any investor, of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT REWARDS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $25,000,000 if the maximum number of shares of Common Stock being offered are sold after deducting estimated fees and offering expenses payable by us.

The following table below sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this Offering by us. For further discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds
Shares Sold	8,333,333	16,666,666	25,000,000	33,333,333
Gross Proceeds	$6,250,000	$12,500,000	$18,750,000	$25,000,000
Processing Fees (1)	$62,500	$125,000	$187,500	$250,000
Net Proceeds Before Expenses	$6,187,500	$12,375,000	$18,562,500	$24,750,000

Offering Expenses
Broker Dealer Expenses (1%)	$62,500	$125,000	$187,500	$250,000
Legal & Accounting	$103,000	$103,000	$103,000	$103,000
Publishing/EDGAR	$3,189	$3,878	$4,566	$5,255
Transfer Agent	$4,200	$6,000	$7,200	$8,400
Blue Sky Compliance	$13,620	$13,620	$13,620	$13,620
Equifund Fees	$90,000	$140,000	$190,000	$240,000
Escrow Fees	$10,000	$15,000	$20,000	$25,000
Total Offering Expenses	$286,509	$530,498	$649,886	$769,275

Offering Proceeds Available for Use	$5,900,991	$11,968,502	$18,036,614	$24,104,725

Uses:
Building facility/plant (M1): Land	$1,000,000	$2,000,000	$3,000,000	$3,700,000
Employees, Scientists & Consultants	$750,000	$1,500,000	$2,250,000	$3,000,000
Equipment, Equipment Design, Fabrication and Testing	$2,006,250	$4,377,500	$6,448,750	$8,920,000
Raw Materials (gallium & nitrogen)	$1,087,500	$2,375,000	$3,312,500	$4,750,000
Patents	$275,000	$395,000	$915,000	$1,235,000
Operations	$250,000	$500,000	$750,000	$1,000,000
Cash Reserves	$532,241	$821,002	$1,360,364	$1,499,725
Total Expenditures	$5,900,991	$11,968,502	$18,036,614	$24,104,725

(1)	$40,000 plus $50.00 per investor based on an average of $5,000.00 investment per investor.

As of the date of this Offering circular and except as explicitly set forth herein, we cannot specify with certainty all of the particular uses of the net proceeds from this Offering. Pending use of the net proceeds from this Offering as described above, we may invest the net proceeds in short-term interest-bearing investment grade instruments.

The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

The above description of the anticipated use of proceeds is not binding on us and is merely a description of our current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of our company.

DESCRIPTION OF BUSINESS

Overview

We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor sector with a low carbon imprint. We have no products, manufacturing facilities, suppliers, customers, or revenues to date. Using patented technology licensed to us on an exclusive, royalty-free, worldwide, and perpetual basis, our business plan is aimed at advancing innovative WBG semiconductor materials that are ethically sourced, nontoxic and that will be manufactured through sustainable and socially responsible practices.

Our planned deep tech approach is expected to deliver WBG semiconductor materials, such as gallium nitride or GaN particles and substrates, and the ultra-wide bandgap (UWBG) subset of WBG semiconductor materials, such as aluminum gallium nitride or AlGaN, aluminum nitride or AlN, along with other WBG, photonic, spintronic, and quantum materials, with superior quality and particle uniformity at economic scale that helps to reduce heat and power consumption from electronic devices that they will be incorporated into to meet the challenges of climate change and the demand for energy-efficient devices.

With the emphasis on bringing manufacturing back to the US, especially for semiconductors, with as little impact on the environment as possible, we intend to manufacture all of our future products at yet to be built facilities located in the U. S. using renewable energy sources. The expected buildout cost for our first manufacturing facility will be approximately fifty million dollars ($50,000,000) and we believe that it will take three to four years to complete. This facility will be used to manufacture high quality, non-toxic GaN particles. Since the commencement of the buildout is dependent upon how quickly we can raise the necessary capital, we cannot predict when construction will begin or how long construction will take at this time. As such, we do not expect to generate any revenue in the foreseeable future and will continue to be dependent on additional financing to maintain our operations and carry out our business plan.

We intend to market our WBG semiconductor materials to companies that require such materials for integration into their chips and next generation electronic and industrial products. While the production reliability and cost of GaN has challenged its fast adoption, we believe that our process and our management’s 20 plus years of proven research and development expertise in material science, semiconductor engineering, advanced manufacturing technology, automation, and molecular quantum mechanics, will enable us to deliver high quality GaN particles and substrates at economies of scale, previously considered impossible, and remove these obstacles.

Our Corporate History and Structure

We were incorporated in the state of Delaware on July 1, 2022, under the name Mivium, Inc. We do not have any subsidiaries.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our Chief Executive Officer, President and a member of our board of directors. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide various planning, marketing, branding, and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. All fees for Mr. Tsai’s services for the period ended December 31, 2022, were unpaid and accrued.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with GoBigWeb, dba OnDemand Business Software, Inc., a company owned by Derek Cahill, our Chief Operations Officer and a member of our board of directors. The agreement is month-to-month and may be terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Cahill is to provide various services relating to financial strategy, operations, IT infrastructure, planning, marketing, and online services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. All fees incurred for Mr. Cahill’s services for the period ended December 31, 2022, were unpaid and accrued.

During the period from December 2022 through May 2023, we entered into SAFE (Simple Agreement for Future Equity) round financing with various accredited investors, who invested an aggregate of $1,143,300.00 with a valuation cap at $500 million and a discount of 20%. The SAFE funds are being used for expenses in this Offering, including legal and accounting fees, and for consulting fees and operations.

On May 1, 2023, we entered into an exclusive patent license agreement with Proto Materials, LLC, an entity wholly owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which we were granted an exclusive, worldwide, perpetual, and royalty-free license to all of Proto Materials rights in certain patents and knowhow in partial consideration for 67,700,000 shares of our Common Stock previously issued to Proto Materials. Simultaneously with the execution of the patent license agreement, we entered into a services agreement with Proto Materials pursuant to which Proto Materials provides us with services related to knowledge transfer of the intellectual property licensed to us. All rights in and to any improvements made by us to the licensed patents, including pursuant to any joint development or R&D agreement with Proto Materials will be assigned by us to Proto Materials.

We also brought on three consultants to help with business development, obtaining government grants and project services for our proposed first manufacturing facility.

Our Industry

Semiconductors are a crucial element in modern electronics, making up an important component of many commonly used electronic devices including smartphones, tablets, and PCs - essentially all modern devices that many of us have become so highly dependent on in everyday life. As one might expect due to their central importance, the semiconductor industry is extensive and competitive. Semiconductor industry revenue worldwide 2024 | Statista (May 2023)

A semiconductor is a substance that conducts electricity under some but not all circumstances. Manufacturers are able to customize the conductivity of a semiconductor, such as introducing a sensitivity to heat or light, or altering conductivity based on the direction of the current. Notable semiconductor chip makers include Intel and Samsung Electronics, with Intel generating 58.4 billion U.S. dollars and Samsung generating 65.6 billion U.S. dollars in semiconductor revenue in 2022, placing them among the largest companies in terms of semiconductor industry revenues.https://www.statista.com/statistics/272872/global-semiconductor-industry-revenue-forecast/#statisticContainer (May 2023)

In the last few decades, semiconductors have evolved from the first to third generation as technological advancement phases out traditional semiconductors deemed as less effective in high power applications. At present, the materials with the most development potential are WBG semiconductors, such as GaN and silicon carbide (SiC), which fall under the third-generation category — presenting far superior physical properties that replace the first-generation materials (silicon and germanium) and second-generation materials (gallium arsenide and aluminum arsenide).

Third-generation semiconductors using GaN are suitable for making high temperature, high frequency, radiation resistant and high-power devices, including satellites, radar systems, electric vehicles, communication devices and fast charging for mobile phones, tablets, and laptops, and Artificial Intelligence or AI. Compared with traditional fast charging, GaN fast charging has higher power density, so charging speed is faster within a smaller package that is easier to carry. These advantages have proven attractive to many OEMs and ODMs and several have started rapidly developing this material.

Most of the world’s semiconductor materials are produced overseas using chemical solvents and other methods which leave behind impurities and pollutants. For example, on average each fabrication facility or fab, including the fab facilities in the U.S. generate 60,000 tons of waste per year, 36,000 tons of hazardous material waste per year, over 4 trillion gallons of water per year and over 2 million kilowatt-hours of energy per year. There are over 500 such fabs in the world, they have an ongoing impact to the environment every day. https://www.theguardian.com/environment/2021/sep/18/semiconductor-silicon-chips-carbon-footprint-climate

Although the semiconductor industry has a huge carbon footprint, it is estimated that by the beginning of 2030 all of the newest technologies will have some components requiring third-generation semiconductor materials.

Our Future Products and Services

Future Products

Our primary planned products will include manufacturing materials for semiconductors such as GaN particles and substrates. GaN is a semiconductor material with a wide band gap of 3.40 eV (electron volt). The width of the forbidden band determines the difficulty of electronic transition and is one of the determinants of the conductivity of semiconductors. The wider the band gap, the closer the semiconductor material is to the insulator, and the stronger the stability of the device. Therefore, ultra-wide band gap semiconductors can be used in special environments such as high temperature, high power, high frequency and radiation resistance. GaN has a high electron saturation rate, which is 2.5 times that of silicon and 2 times that of gallium arsenide. At the same time, GaN has the characteristics of high critical magnetic field and high electron mobility. It is also the best choice for UHF (ultra-high frequency), power devices or equipment.

GaN particles

GaN particles are the most upstream and source products of GaN series. The high-purity and mass production of GaN particles has a far-reaching impact on downstream products. GaN particles are one of the best precursors for the preparation of GaN single crystal substrates. Compared to other precursors, the dislocation rate of GaN single crystal substrate is reduced by at least two orders of Ammonothermal or AM. Using GaN particles, high-end luminescent phosphors are prepared, and their luminous efficiency or intensity is hundreds of times higher than that of traditional phosphors.

GaN particles are expected to be sold based on the quality and purity of the material:

●	Mivium 3N GaN Particle (99.9% gallium nitride particles)

●	Mivium 4N GaN Particle (99.99% gallium nitride particles)

●	Mivium 5N GaN Particle (99.999% gallium nitride particles)

GaN substrate

A substrate is the basis of Integrated Circuit or IC chip production. Using our licensed patented technology, we expect that gallium will be broken into a large number of molten ultrafine droplets without solvent. The molten gallium droplets with high purity will be introduced into the epitaxial growth chamber and expected to gradually grow to become large-size GaN single crystal blocks. The GaN single crystal blocks will be cut and polished into GaN substrates or wafers.

We expect that GaN substrates will be sold based on the size of the substrate, ranging from 4 inches to 8 inches:

●	Mivium 4inch GaN Substrate - 100mm single crystal substrate, ≥450 μm thickness, dislocation: <1x10⁵

●	Mivium 6inch GaN Substrate - 150mm single crystal substrate, ≥500 μm thickness, dislocation: <1x10⁵

●	Mivium 8inch GaN Substrate - 200mm single crystal substrate, ≥500 μm thickness, dislocation: <1x10⁵

GaN devices offer five key characteristics:

●	High dielectric strength

●	High operating temperature

●	High current density

●	High speed switching

●	Low on-resistance

These characteristics are properties of GaN, which compared to silicon, offers ten times higher electrical breakdown characteristics, three times the bandgap, and exceptional carrier mobility.

GaN based power devices have the following six characteristics:

●	low conduction loss and low impedance;

●	fast switching speed and low loss;

●	low capacitance and small charge-discharge loss;

●	low energy consumption;

●	smaller and lighter; and

●	lower thermal resistance in high output current and power density environment.

Future Services

We intend to provide educational and training services to other companies to assist in the transition to GaN and other third generation semiconductor materials. See “Sales and Marketing.”

Manufacturing Process

We are not currently manufacturing GaN, but expect to manufacture GaN in the future. The manufacturing process of GaN involves several steps, including substrate preparation, epitaxial growth, device fabrication, and packaging.

Substrate Preparation

GaN substrates are typically grown using one of two methods: hydride vapor phase epitaxy or HVPE or ammonothermal growth. HVPE involves the reaction of gallium chloride and ammonia gas to form GaN crystals on a substrate, while ammonothermal growth uses high-pressure and high-temperature conditions to grow GaN crystals from a supercritical ammonia solution.

Epitaxial Growth

Epitaxial growth is the process of depositing a thin layer of GaN on a substrate. This process is typically done using metal-organic chemical vapor deposition or MOCVD, which involves the reaction of gallium and nitrogen precursors at high temperatures to form a GaN layer.

Device Fabrication

After the epitaxial growth process, the GaN wafer is processed to form devices such as transistors, diodes, and LEDs. This process involves several steps, including photolithography, etching, deposition, and metallization.

Packaging

The final step in the manufacturing process is the packaging of the devices. This involves mounting the devices on a substrate, wire bonding, and encapsulating the devices with a protective layer.

Our proposed GaN platform process will include the following steps:

●	Raw gallium will be broken into nano-atomic Ga particles by using non-toxic and mechanical means without the use of any solvents or any chemicals.

●	GaN Particles: Nano-atomic structured Ga particles will react with gas to become GaN polycrystalline powders or particles.

●	GaN Single Crystal Substrates: Nano-atomic structured Ga particles will be introduced into growth chambers, will react with reaction gas without catalyst, will epitaxially grow on the seed crystals and will gradually become GaN monocrystalline ingots. The GaN ingots will be cut and polished to produce GaN crystal substrates.

Manufacturing Facilities

We do not currently have any manufacturing facilities, but plan to build manufacturing facilities in the future. Until now, we believe that there has been no large-scale production of high purity GaN particles anywhere in the world. Using patented technology, we plan on building a complete end-to-end facility for high volume manufacturing of GaN particles and substrates.  We expect that our first facility will be named M1.

The expected buildout cost for our first manufacturing facility will be approximately fifty million dollars ($50,000,000) and we believe that it will take three to four years to complete. This facility will be used to manufacture high quality, non-toxic GaN particles. Since the commencement of the buildout is dependent upon how quickly we can raise the necessary capital, we cannot predict when construction will begin or how long construction will take at this time.

The Mivium M1 manufacturing facility is intended to be capable of proving out the efficacy of GaN as a new base material (substrate) that can be used in the development and production of the world’s most advanced and forward-looking electronic, photonic, and quantum devices.

Using our planned manufacturing process, we intend to eventually open five manufacturing facilities over the next six years to manufacture GaN, AlN and AlGaN and other materials depending on customer requirements and global needs as follows, subject to raising sufficient financing for this purpose:

Year 2026:	Plant 1 (M1)	GaN Particles

Year 2027:	Plant 2 (M2)	GaN Substrate (4” wafer)

Year 2028:	Plant 3 (M3)	GaN Substrate (6” wafer)

Year 2029:	Plant 4 (M4)	AIGaN particles & substrates

Year 2030:	Plant 5 (M5)	AIN particles & substrates

The expected cost to build these manufacturing facilities will be approximately fifty million dollars ($50,000,000) per facility. We expect to have some synergies between facilities in terms of sharing the same resources, economies of scale, testing equipment that could lower the cost of future facilities.

The facility buildout cost is based on our management team’s prior experience with building similar facilities and processes. The majority of the cost for the M1 facility is expected to be for equipment, equipment design, fabrication and testing equipment. Other notable expenses anticipated will be for purchasing land, purchasing raw materials (gallium and nitrogen), resources, operations and patents.

Market Opportunity and Customers

Smartphones represent an important market for the semiconductor industry, especially as these devices become more advanced and able to support 5G, artificial intelligence, and immersive technology applications. In 2022, semiconductors for smartphones accounted for around 23 percent of industry revenue, with a further 19 percent of the semiconductor market assigned to other personal computing devices. Servers and data centers are set to become an even more important opportunity, with GPUs being deployed for hardware accelerations, as well as the training and running of generative AI applications such as ChatGPT. Finally, industrial and automotive applications are also expected to experience increased demand: as manufacturing facilities and vehicles become smarter and ever more connected, the requirement for more advanced semiconductor technology to fulfill these tasks grows. Semiconductors - statistics & facts | Statista (May 16, 2023)

Governments and companies across the entire semiconductor value chain have had to navigate changing demands, supply chain imbalances, and geopolitical factors in recent times. As a result, action plans and policies have had to be established to safeguard the supply of semiconductors. Due to its importance, the semiconductor industry is extensive and competitive: in 2022, global semiconductor sales reached 618 billion U.S. dollars, a rise of more than 30 percent in just two years. However, with a deteriorating global economy and weakening demand from consumer-driven markets, the semiconductor industry must overcome new challenges as it faces a decline in 2023. Semiconductors - statistics & facts | Statista (May 16, 2023)

We expect that our future products will be used by a wide range of companies according to their supply chain and product development strategies. As an illustration, chip manufacturers might purchase our future products for use in their own chip design and for use in their customer product design and auto manufacturers might integrate our future products into their product designs.

Sales and Marketing

We expect to commence sales of our future products in the U.S. sometime in 2027 assuming that we can raise enough capital to build our first manufacturing facility as planned by 2026. During that time, we intend to hold annual expositions, including educational and networking sessions, to bring together and educate engineering and product development departments at leading companies on the benefits of incorporating our future GaN materials into their product designs. The Mivium Expo will be a platform to sell, license and educate the market on high quality GaN materials.

We intend to hire sales representatives who understand each customer industry type or vertical product demand and train them to help sell our products. We also plan to attend relevant technology conferences and trade shows where we hope to meet potential strategic partners, vendors and customers. We will also market our products through our website and social media sites. As we record results on these marketing initiatives, we will adjust our sales and marketing budget to increase spending on those that we believe most effective. Once we have demonstrated viable marketing options, we will seek to expand these efforts in the US and enter the international market.

Growth Strategies

Our primary focus will be on the planning and development of the GaN manufacturing facility. We expect future growth to come from additional manufacturing facilities for new products.

Although it will take several years for us to manufacture our first batch of GaN particles and substrates, we plan to pre-sell, educate and work with leading companies to integrate GaN into their product lines. Companies already incorporating GaN technology include Apple, Ankur, Raytheon, and many others.

Competition

Industry Competition

Our main competitors will be companies in the AI, robotics and clean electronic tech industries. Many large and well-established companies, as well as smaller and more recent entities, have been manufacturing third-generation semiconductor materials for several years. There are several companies that are leading the way in GaN’s research and development, including Cree, Infineon Technologies, Raytheon, Navitas, and Qorvo.

We believe that manufacturers lack the ability to quickly manufacture these materials in large volumes that are high in quality. In our view, at best they can slowly manufacture these materials over months or years using hazardous materials and solvents, high energy and/or growing the material with mixed quality results.

Our Direct Competition

Our direct competition includes the following companies:

●	Cree, Inc. (US)

●	Infineon Technologies (Germany)

●	Wolfspeed, Inc.

●	Navitas Semiconductor Corp.

●	Qorvo, Inc. (US)

●	GaN Systems, Inc.

●	Transphorm, Inc.

●	Raytheon Technologies Corporation

Our Competitive Strengths

We believe that our competitive advantage will be in our expected ability to produce GaN and other WBG materials through a more cost-effective, low-overhead, high quality, large production volume, with a non-toxic production process. As a result, we believe that we will effectively compete with existing competitors in this space.

Moreover, although many companies claim to have GaN material, we believe that the material is GaN latticed to Si and not a true GaN material which is manufactured on top of Si using a traditional toxic manufacturing process. We believe that this is prevalent with companies such as Navitas that manufacture GaN on Si power adapters. These 50w to 65w chargers are one third the size of the standard power charges and can charge at a much faster rate because GaN has very little heat loss. However, we believe that their GaN material is still built upon Si limiting its quality and true potential.

Competitive Advantages

Our expected key advantages over the competition include:

●	Manufacturability – We intend to manufacture GaN and other next generation non-toxic materials consistently and reliably without causing any pollution. Generally, we believe that our competitors struggle with these aspects of GaN production.

●	Reliability – We believe that once we have established manufacturing facilities we will be able to produce GaN in high capacity with superior quality and particle uniformity. We believe that our competitors have limited product capacities and their quality is often inconsistent.

●	Complexity – We expect to create a chemical reaction without catalysts or any contaminants. We believe that competitors use a chemical process that include solvents, catalysts, and other contaminants.

●	Cost/Maintenance – We expect that our licensed patented process will result in low manufacturing costs. We believe that our competitors have high manufacturing costs and processes that are also significantly more time consuming.

●	Innovation / IP – We intend to use a patented method and equipment and expect to be able to scale our production. We believe that competitors have limits to batch processing and lack the ability of large-sized substrate production.

The following table compares our expected future product and manufacturing against the existing technologies of our competitors.

Sourcing and Suppliers

We are an early-stage development company and have not secured or entered into negotiations to secure definitive agreements to source materials and equipment necessary to manufacture our intended products as of the date of this Offering Circular.

Intellectual Property

All of the intellectual property that will be used by us to manufacture our intended products is licensed to us.

On May 1, 2023, we entered into an exclusive patent license agreement with Proto Materials, LLC, an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which we were granted an exclusive, worldwide, perpetual, and royalty-free license in and to all of Proto Materials rights in the patent and patent applications listed below and related knowhow in partial consideration for 67,700,000 shares of our Common Stock previously issued to Proto Materials. Simultaneously with the execution of the patent license agreement, we entered into a Services Agreement with Proto Materials pursuant to which Proto Materials provides us with services related to knowledge transfer of the intellectual property licensed to us. All rights in and to any improvements made by us to the licensed patents, including pursuant to any joint development or R&D agreement with Proto Materials will be assigned by us to Proto Materials.

List of Patents:

USA

United States Patent and Trademark Office Utility Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc.

1.	US Patent No. 9,926,197 B2 Method and Apparatus for producing compound powders. (PATENT ISSUED) Expected to expire March 2032.

2.

U.S. Applic. No.: 17/869,710

Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.) (PATENT PENDING) Expected to expire July 2041.

INTERNATIONAL

PCT Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc.

*(PCT or “Patent Cooperation Treaty” covers up to 157 nations/states including China and Hong Kong)

3.

International Application No. PCT/US22/37758

Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.) (PATENT PENDING) Expected to expire July 2041.

Government and Environmental Regulations

US manufacturers of semiconductor materials are required to comply with a range of governmental regulations related to the environment, worker health and safety, consumer protection, and privacy. Some of the Federal environmental laws we may need to comply with are Resource Conservation and Recovery Act or RCRA; Clean Air Act or CAA; Clean Water Act or CWA; Toxic Substances Control Act or TSCA; and the Emergency Planning and Community Right-to-Know Act or EPRCA. In addition to these Federal laws, we will also be subject to state and local environmental regulations, such as air and water quality standards, hazardous waste management requirements, and land use regulations.

As a US manufacturer of materials for GaN and other WBG materials, we will become subject to a variety of federal, state and local governmental regulations including the use, storage, emission, discharge and disposal of toxic, volatile or otherwise hazardous chemicals that may be used in our intended manufacturing process at or from our future facilities into the air and water and remediation of any contamination, as well as other regulations related to health and safety, consumer protection and privacy.

We intend to comply with all applicable laws and regulations once we commence operations. However, any failure on our part to control the use of, or adequately restrict the discharge of hazardous substances, or otherwise comply with environmental and other laws and regulations could result in significant civil and criminal fines being imposed on us, suspension of production or cessation of our future operations, and third-party personal injury claims. If our suppliers do not comply with applicable laws, we could be subject to adverse government actions and may not be able to import critical supplies.

We will be subject to the laws, licensing requirements, and regulations of several governmental authorities by virtue of our involvement in our planned development of manufacturing facilities. We intend for each proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices, and will endeavor to minimize and mitigate the impact to threatened or endangered species, habitats, wetlands, cultural resources, and sensitive land use. Prior to and throughout construction of a facility, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies.

DESCRIPTION OF PROPERTY

We lease office space for our headquarters at 1800 Tyler Avenue, South El Monte, California 91733. We also lease office space at 4 North El Molino Street, Alhambra, California 91801.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the notes to those financial statements that are included elsewhere in this Form 1-A. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Description of Business” sections and elsewhere in this Form 1-A.  We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” “predict,” and similar expressions to identify forward-looking statements. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the Risk Factors” section of this Form 1-A. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this Form 1-A, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations, and prospects.

Recent Developments

We entered into an exclusive patent license agreement with Proto Materials, LLC, in March of 2023. Proto Materials is an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which we were granted an exclusive, worldwide, perpetual, and royalty-free license to all of Proto Materials rights in certain patents and knowhow in partial consideration for 67,700,000 shares of our Common Stock previously issued to Proto Materials. Simultaneously with the execution of the patent license agreement, we entered into a services agreement with Proto Materials pursuant to which Proto Materials provides us with services related to knowledge transfer of the intellectual property licensed to us. All rights in and to any improvements made by us to the licensed patents, including pursuant to any joint development or R&D agreement with Proto Materials will be assigned by us to Proto Materials.

During the period from December 2022 through May 2023, we entered into SAFE (Simple Agreement for Future Equity) round financing with various accredited investors, who invested an aggregate of $1,143,300.00 with a valuation cap at $500 million and a discount of 20%. The SAFE funds are being used for expenses in this Offering, including legal and accounting fees, and for consulting fees and operations.

Effective February 1, 2023, we entered into a Consulting Services Agreement with Sid Bahuguna. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Bahuguna is to provide business development services related to the development of a strategic investor base, corporate relations and any other project he may be assigned. We agreed to pay Mr. Bahuguna a monthly fee of $10,000 for the performance of his services.

On February 19, 2023, we entered into a Media Services and Advisory Agreement with CDMG. Under the agreement, CDMG will offer advisory services in connection with our offerings for capital raises including introductions to professional consultants and financial publishing institutions who have expertise with fundraising. In addition, CDMG will advise us with respect to investment materials and communications. The term of the agreement is one year. As consideration for these services, we have agreed to pay CDMG $1,000,000 in scheduled payments as outlined in the agreement. In addition, we agreed to issue CDMG 0.75% of our outstanding common shares at the date of this agreement, or 1,250,000 shares. The shares are to be issued in scheduled amounts as outlined in the agreement.

Effective March 1, 2023, we entered into a Consulting Services Agreement with Henry Tsai, the brother of our CEO. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide project and facility services related to our plans to construct an operating facility including site acquisition and finance, pre-construction logistics and planning, and managing the site development through completion. We agreed to pay Mr. Tsai a minimum fee of $30,000 to be paid equally over a 10-month period. Mr. Tsai can also earn a bonus of up to $70,000 upon the achievement of certain benchmarks.

Effective April 24, 2023, we entered into a Consulting Services Agreement with Omar Gadir. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Gadir is to provide services related to obtaining funding from various government agencies with the initial agency being the Small Business Innovation Research Program. We agreed to pay Mr. Gadir a monthly fee of $10,000 for the performance of his services. In addition, we agreed to issue Mr. Gadir options to purchase up to $100,000 of our common stock dependent on the achievement of certain benchmarks.

Overview

We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor sector with a low carbon imprint. We have no products, manufacturing facilities, suppliers, customers, or revenues to date. Using patented technology licensed to us on an exclusive, royalty-free, worldwide, and perpetual basis, our business plan is aimed at advancing innovative WBG semiconductor materials that are ethically sourced, nontoxic and that will be manufactured through sustainable and socially responsible practices.

Our planned deep tech approach is expected to deliver WBG semiconductor materials, such as gallium nitride or GaN particles and substrates, and the ultra-wide bandgap (UWBG) subset of WBG semiconductor materials, such as aluminum gallium nitride or AlGaN, aluminum nitride or AlN, along with other WBG, photonic, spintronic, and quantum materials, with superior quality and particle uniformity at economic scale that helps to reduce heat and power consumption from electronic devices that they will be incorporated into to meet the challenges of climate change and the demand for energy-efficient devices.

With the emphasis on bringing manufacturing back to the US, especially for semiconductors, with as little impact on the environment as possible, we intend to manufacture all of our future products at yet to be built facilities located in the U. S. using renewable energy sources. The expected buildout cost for our first manufacturing facility will be approximately fifty million dollars ($50,000,000) and we believe that it will take three to four years to complete. This facility will be used to manufacture high quality, non-toxic GaN particles. Since the commencement of the buildout is dependent upon how quickly we can raise the necessary capital, we cannot predict when construction will begin or how long construction will take at this time. As such, we do not expect to generate any revenue in the foreseeable future and will continue to be dependent on additional financing to maintain our operations and carry out our business plan.

We intend to market our WBG semiconductor materials to companies that require such materials for integration into their chips and next generation electronic and industrial products. While the production reliability and cost of GaN has challenged its fast adoption, we believe that our process and our management’s 20 plus years of proven research and development expertise in material science, semiconductor engineering, advanced manufacturing technology, automation, and molecular quantum mechanics, will enable us to deliver high quality GaN particles and substrates at economies of scale, previously considered impossible, and remove these obstacles.

Change in Financial Condition

Financial Results

General

Results of Operations For the Period from July 1, 2022 (Inception) to December 31, 2022

The following table sets forth key components of our results of operations for the period from July 1, 2022 to December 31, 2022.

Period Ended December 31,
2022
Revenues	$-
Cost of revenues	$-
Gross profit	$-
Operating expenses	$276,070
Other expense	$10,029
Net loss	$(286,099)

Revenues and gross profit. During the period ended December 31, 2022, we began establishing our business and did not generate any revenues or gross profit.

Operating expenses. Our operating expenses include general and administrative expenses related to the establishment of our business and plan for operation. Consulting expense of $188,000 includes $90,000 accrued and payable to each of our CEO and our COO (totaling $180,000) under their consulting agreements. Legal and accounting costs of $58,058 and travel and entertainment expenses of $12,949 were also incurred in the establishment of our business.

Other Expense. Our other expense represents an imputed interest expense of $10,029 relating to amounts owed to related parties for their services to our Company that have been accrued and are unpaid.

Net loss. As a result of the cumulative effect of the factors described above, our net loss was $286,099 for the period ended December 31, 2022.

Liquidity and Capital Resources

We are highly dependent on the success of this Offering to meet our ongoing working capital needs and to fully execute our business plan. The maximum aggregate amount of this Offering will be required to fully implement our business plan. Historically, we have been funded through advances from our founding shareholders and the sale of our equity and debt securities, including convertible debt. In the event our proposed Offering is not successful, we will need to raise capital through alternative sources, such as a private placement of our equity or debt securities. However, we have not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us. If we cannot raise additional proceeds via a private placement of our equity or debt securities, or secure a loan, we would be required to cease business operations. As a result, investors would lose all of their investment.

As of December 31, 2022.

Our cash, total current assets, total assets, total current liabilities and total liabilities as of December 31, 2022 were as follows:

December 31,
2022
Cash	$107,284
Total current assets	$118,785
Total assets	$118,785
Total current liabilities	$378,438
Total liabilities	$378,438
Total stockholders’ equity	$(259,653)

Our total assets of $118,785 as of December 31, 2022 consisted mainly of cash of $107,284. Our total liabilities of $378,438 as of December 31, 2022 included $11,490 of accounts payable and accrued liabilities, a $100,000 SAFE instrument, and $266,948 in amounts due to related parties for advances and unpaid services provided to our Company.

Cash Flows during the period July 1, 2022 (inception) to December 31, 2022

Operating Activities – Net cash used in operating activities during the period ended December 31, 2022, was $264,580. This amount consists of our net loss of $286,099 offset by non-cash interest expense of $10,029 and a change in accounts payable and accrued liabilities of $11,490.

Investing Activities – There were no investing activities during the period ended December 31, 2022.

Financing Activities – Net cash provided by financing activities during the period ended December 31, 2022 totaled $371,864 and consisted of $16,417 in proceeds from the issuance of Founders’ common stock, $100,000 in proceeds from the issuance of a SAFE instrument, $266,948 in advances from related parties, offset by $11,501 in advances for legal expenses to a related party.

Additional Cash Requirements/Capital Expenditures and Other Obligations

We are highly dependent on the success of this Offering to meet our ongoing working capital needs and to fully execute our business plan. In the event our proposed Offering is not successful, we will need to raise capital through alternative sources, such as a private placement of our equity or debt securities. However, we have not identified any potential source of alternative financing. We anticipate no significant capital expenditures or other material obligations other than those described in the Use of Proceeds section of this Prospectus.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2022.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers, directors, and significant employees.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Eric Tsai	Chief Executive Officer, President and Director	44	July 2022 - present	N/A
Jim Qiu	Chief Technology Officer	69	September 2022 - present	N/A
Rick Qiu	Chief Products Officer, Secretary and Director	42	September 2022 - present	N/A
Derek Cahill	Chief Operations Officer, Treasurer and Director	52	January 2023 – present	N/A

Eric Tsai, Chief Executive Officer, President and Director

Mr. Tsai has served as our Chief Executive Officer, President and as a Director since July 2022 and provided consulting services since April 2022. Mr. Tsai has previously pioneered numerous innovations in the areas of digital transformation, machine learning, AI, Augmented and Virtual Reality, and data-driven performance marketing for multiple start-ups to Fortune 100 companies. More recently he served as the Vice President of Marketing for Stitch Industries September 1, 2015 through April 1, 2022, a direct-to-consumer brand he built from $10M to $200M+ and was acquired by La-Z-Boy Corporation. Mr. Tsai earned a BA in Fine Arts from the University of Irvine, CA in 2001.

Jim Qiu, Chief Technology Officer

Mr. Qiu has served as our Chief Technology Officer since September 2022. Mr. Qiu leads the entire design and development of our core intellectual property. He holds several patents and is an expert in the research and development production of 3rd generation semiconductor materials using solvent-fewer physical methods for preparing gallium nitride and other multi-metal compound materials. Previously, Mr. Qiu has led engineering teams at Intel and TriQuint on design, configuration, testing, installation, and commissioning of PC-based factory automation systems for wafer processing & manufacturing facilities at ILS. Mr. Qiu also developed factory automation systems at Applied Materials and etch systems for wafer processing at Lam Research. Mr. Qiu has been self-employed for the past 5 years where he focused on the development of patents for the manufacturing of the next generation of semiconductor materials. Mr. Qiu earned a Master of Science in Electrical and Computer Engineering from the University of Missouri, Columbia in 1988. He obtained a Bachelor of Science in Electrical Engineering from Anhui University in1985.

Rick Qiu, Chief Products Officer, Secretary and Director

Mr. Qiu has served as our Chief Products Officer, Secretary and as a Director since September 2022. Mr. Qiu has worked at Malwarebytes as a Product Manager since July 2019 to present. Prior to that, he led product launch teams at Nokia, McAfee, and Malwarebytes as well as launching Mearview, an Augmented Reality startup that combined computer vision and machine learning well ahead of its time. Mr. Qiu earned a Bachelor of Science in Computer Science from University of Irvine, CA in 2003.

Derek Cahill, Chief Operations Officer, Treasurer and Director

Mr. Cahill has served as our Chief Operations Officer, Treasurer and as a Director since January 2023 and provided consulting services since 2022. Mr. Cahill is responsible for operational strategies and driving the go-to-market executions. More recently, Mr. Cahill founded and is the CEO of GoBig, a consulting firm, working with Fortune 1000 and startup companies on operational efficiencies in the areas of capital markets strategies, technology transformation, and product marketing. Previously, Mr. Cahill was the founder and CTO of MediBuy.com, where he helped raise $120M from venture capital firms such as Kleiner Perkins and Sequoia Capital. Mr. Cahill also sits on the Board of Directors for Paladin Power, Inc. (PPI) and in 2022 help raise $5M in capital for PPI. Previously, Mr. Cahill worked for OnDemand Business Software, Inc. 01/2000 to 2023.Mr. Cahill earned Bachelor of Science in Urban & Regional Planning form Cal Poly Pomona in 1993 Directors are elected until their successors are duly elected and qualified.

Family Relationships

Rick Qiu, our Chief Products Officer, Secretary and a member of our board of directors, is the son of Jim Qiu, our Chief Technology Officer and the sole owner of Proto Materials LLC, licensor of our licensed patent and patent applications.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Corporate Governance

Our board of directors currently has no standing committees. From time to time, the board of directors may establish committees.

The Board’s Role in Risk Oversight

Our board of directors plays an active role, as a whole in overseeing the management of our risks and strategic direction. Our board of directors regularly reviews information regarding our liquidity and operations, as well as the risks associated with each.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during our last completed fiscal year:

Name	Capacities in which compensation was received	Cash Compensation ($)(1)	Other Compensation ($)	Total Compensation ($)(1)
Eric Tsai	Chief Executive Officer, President and Director	$90,000	0	$90,000
Jim Qiu	Chief Technology Officer	$0.00	0	$0.00
Rick Qiu	Chief Products Officer, Secretary and Director	$0.00	0	$0.00
Derek Cahill	Chief Operations Officer, Treasurer and Director	$90,000	0	$90,000

(1)	These amounts are unpaid and accrued at December 31, 2022.

Employment and Consulting Agreements

We currently have no employment agreements with our executive officers. However, certain of our officers or their affiliates have entered into consulting agreements with us. See “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS” for a description of these consulting agreements.

Director Compensation

We currently do not compensate our directors other than consulting fees to Eric Tsai and Derek Cahill.

Stock Incentive Plan

We have not adopted an Equity Incentive Plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of December 31, 2022 (i) by each of our officers and directors; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of each class our voting stock. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 1800 Tyler Avenue, S EL MONTE, CA 91733.

	Amount of Beneficial Ownership (1)
Name and Address of Beneficial Owner	Total Common Stock		Percent of Common Stock (3)	Percent of Total Voting Stock(4)
Eric Tsai	45,733,333		27.44%	27.44%
Jim Qiu	67,700,000	(2)	40.62%	40.62%
Rick Qiu	45,733,333		27.44%	27.44%
Derek Cahill	2,500,000		1.50%	1.50%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares. For each beneficial owner above, any securities acquirable within 60 days have been included in the denominator in accordance with SEC Rule 13d-3(d)(1).

(2)	Represents 67,700,000 shares of our Common Stock owned by Proto Materials LLC, an entity wholly owned by Jim Qiu.

(3)	Based on 166,666,666 shares of our Common Stock outstanding as of December 31, 2022.

(4)	Percentage of Total Voting Stock represents total ownership with respect to all shares of our Common Stock as a single class and on an as converted to Common Stock basis.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since our inception, July 1, 2022, and any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our Chief Executive Officer, President and a member of our board of directors. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide various planning, marketing, branding and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. All fees for Mr. Tsai’s services for the period ended December 31, 2022 were unpaid and accrued.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with GoBigWeb, dba OnDemand Business Software, Inc., a company owned by Derek Cahill, our Chief Operations Officer, Treasurer and a member of our board of directors. The agreement is month-to-month and may be terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Cahill is to provide various services relating to financial strategy, operations, IT infrastructure, planning, marketing and online services. We agreed to pay Mr. Cahill a monthly fee of $10,000 for the performance of his services. All fees incurred for Mr. Cahill’s services for the period ended December 31, 2022 were unpaid and accrued.

On September 1, 2022, we entered into an annual commercial lease agreement with CNC Electric Wholesales, an entity owned by the father-in law of Eric Tsai, our Chief Executive Officer, President and a member of our board of directors, for our headquarters located at 1800 Tyler Avenue, South El Monte, California. The lease provides for an annual rent of $300.00 and may be terminated by either party upon 30 days’ notice.

On October 1, 2022, we entered into a monthly commercial lease agreement with Elite Tuner, Inc., an entity owned by Eric Tsai, our Chief Executive Officer, President and a member of our board of directors, for office space located at 4 North El Molino Street, Alhambra, California. The lease provides for a monthly rent of $500.00 and may be terminated by either party upon 30 days’ notice.

On May 1, 2023, we entered into an exclusive patent license agreement with Proto Materials, LLC, an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which we were granted an exclusive, worldwide, perpetual, and royalty-free license to all of Proto Materials rights in certain patents and know how in partial consideration for 67,700,000 shares of our Common Stock previously issued to Proto Materials. Simultaneously with the execution of the patent license agreement, we entered into a Services Agreement with Proto Materials pursuant to which Proto Materials provides us with services related to knowledge transfer of the intellectual property licensed to us. All rights in and to any improvements made by us to the licensed patents, including pursuant to any joint development or R&D agreement with Proto Materials will be assigned by us to Proto Materials.

SECURITIES BEING OFFERED

We are Offering up to 33,333,333 shares of Common Stock pursuant to this offering circular. In addition, the offering statement of which this offering circular forms a part is qualifying up to 333,333 Agent Warrants and up to 333,333 shares of our common stock issuable upon the exercise of the Agent Warrants.

The following summary is a description of the material terms of our capital stock and Agent Warrants immediately prior to the closing of this Offering and is not complete. You should also refer to our certificate of incorporation, our bylaws and the instruments defining the rights of the other securities described below which are included as exhibits to the Offering statement of which this Offering circular forms a part.

We are authorized to issue 210,000,000 shares of Common Stock, par value $0.0001 per share.

As of the date of this Offering circular, we have 167,916,666 shares of Common Stock outstanding.

Common Stock

Voting Rights. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Dividends. Holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Other Rights. Holders of Common Stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

Agent Warrants

At each closing of this Offering we will issue to Digital Offering Agent Warrants to purchase a number of shares of common stock that is equal to the quotient of (i) one percent (1%) of the of the dollar amount of common stock sold at such closing divided by (ii) the price per share paid by investors for common stock sold at such closing or a maximum of 333,333 shares of common stock upon exercise of the Agent Warrants assuming a fully subscribed The Agent Warrants have an exercise price of $0.75 per share. The Agent Warrants will contain customary terms and conditions, including without limitation, provisions for cashless exercise.

The Agent Warrants (a) are not exercisable or convertible more than five years from the qualification date of the offering circular pursuant to FINRA Rule 5110(g)(8)(A); (b) comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1)(A); and (c) comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

We do not have any warrants outstanding as of the date of this offering circular.

Indemnification of Officers and Directors

Delaware law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors.  Our certificate of incorporation and bylaws include provisions that eliminate, to the extent allowable under Delaware law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be.  Our certificate of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Delaware law.  We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our certificate of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for whom indemnification is sought.

Transfer Agent

Colonial Stock Transfer Co., Inc., located at 7840 S 700 E, Sandy, UT 84070 with Tel: 801-355-5740 and Fax: 801-355-6505; www.colonialstock.com is the transfer agent for our Common Stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bevilacqua PLLC.

EXPERTS

The financial statements for the period from inception (July 2022) through December 31, 2022, included in this Offering circular have been audited by TAAD, LLP., an independent registered public accounting firm, as stated in their reports appearing herein.  Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an Offering statement on Form 1-A under the Securities Act with respect to the securities offered by this Offering circular. This Offering circular does not contain all of the information included in the Offering statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the securities to be sold in this Offering, you should refer to the Offering statement and its exhibits. Whenever we make reference in this Offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the Offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the Offering statement or such other document, each such statement being qualified in all respects by such reference. You may inspect our Offering statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

Our SEC filings, including the Offering statement and the exhibits filed with the Offering statement, are also available from the SEC’s website at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. Additionally, we will make these filings available, free of charge, on our website at www.mivium.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this Offering circular and is not incorporated by reference into this document.

MIVIUM, INC. FINANCIAL STATEMENTS DECEMBER 31, 2022

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Mivium, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mivium, Inc. (the Company) as of December 21, 2022, and the related statement of operations, changes in shareholders’ deficit, and cash flows for the period from July 1, 2022 (inception) to December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from July 1, 2022 (inception) to December 31, 2022, in conformity with the accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2023.
Diamond Bar, CA
July 18, 2023

MIVIUM, INC.

BALANCE SHEET

(in US Dollars)

December 31, 2022
ASSETS
Current assets:
Cash	$107,284
Due from related parties	11,501
Total current assets	118,785
Total Assets	$118,785

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$11,490
SAFE liability	100,000
Due to related parties	266,948
Total current liabilities	378,438
Total liabilities	378,438

Commitments and contingencies	—

Shareholders’ Deficit:
Common stock – par value $0.0001 per share, 210,000,000 shares authorized; 166,666,666 shares issued and outstanding at December 31, 2022	16,667
Subscription receivable	(250)
Additional paid-in capital	10,029
Accumulated deficit	(286,099)
Total Shareholders’ Deficit	(259,653)
Total Liabilities and Shareholders’ Deficit	$118,785

See accompanying Notes to the Financial Statements

MIVIUM, INC.

STATEMENT OF OPERATIONS

(in US Dollars)

For the Period from July 1, 2022 (Inception) to December 31, 2022
Operating expenses:
Selling and marketing	$40
General and administrative:
Consulting	8,000
Consulting - Related parties	180,000
Legal and accounting	58,058
Travel and entertainment	12,949
All other	17,023
Total operating expense	276,070

Operating loss	(276,070)

Other (expense):
Interest expense	(10,029)
Total other expense	(10,029)

Loss before provision for income taxes	(286,099)
Provision (benefit) for income taxes	—
Net loss	$(286,099)

Weighted average common shares basic	87,431,694

Weighted average basic loss per common share	$(0.00)

See accompanying Notes to the Financial Statements

MIVIUM, INC.

STATEMENT OF SHAREHOLDERS’ DEFICIT

(in US Dollars)

	Common Stock		Subscription	Additional Paid-in	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Receivable	Capital	(Deficit)	(Deficit)

Balance – July 1, 2022 (inception)	—	$—	$—	$—	$—	$—
Issuance of Founders’ shares	166,666,666	16,667	(250)	—	—	16,417
Imputed interest	—	—	—	10,029	—	10,029
Net loss					(286,099)	(286,099)
Balance – December 31, 2022	166,666,666	$16,667	$(250)	$10,029	$(286,099)	$(259,653)

See accompanying Notes to the Financial Statements

MIVIUM, INC.

STATEMENT OF CASH FLOWS

(in US Dollars)

For the Period from July 1, 2022 (Inception) to December 31, 2022
Cash flows from operating activities:
Net loss	$(286,099)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Imputed interest	10,029
Changes in operating assets/liabilities:
Accounts payable and accrued liabilities	11,490
Net cash used in operating activities	(264,580)

Cash flows from financing activities:
Proceeds from the issuance of Founders’ common stock	16,417
Proceeds from SAFE note payable	100,000
Advances from related parties	266,948
Advances to related parties	(11,501)
Net cash provided by financing activities	371,864

Net change in cash	107,284
Cash, beginning of period	—
Cash, end of period	$107,284

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$—
Taxes	$—

See accompanying Notes to the Financial Statements

MIVIUM, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Business

Organization and Business

Mivium, Inc. was incorporated on July 1, 2022 under the laws of the State of Delaware. Under our Articles of Incorporation, we are authorized to issue 210,000,000 shares of common stock. As of December 31, 2022, our issued and outstanding shares totaled 166,666,666, all of which are owned by our Founders. Our year end is December 31.

We are in the business of developing high quality advanced semiconductor materials by utilizing our patented process to manufacture and distribute such materials. As a material science company aimed at sustainability, we’ve got distinctive technological approaches to deliver the next generation of semiconductors that are ethically manufactured without any pollution, non-toxic, with superior quality and particle uniformity.

We strive to deliver innovative deep tech solutions by unlocking the true potential of material science. Our mission is to meet the current and future needs of society by delivering innovative next generation material-based solutions to improve the everyday quality of life. We do this by developing platform materials that enable groundbreaking technology to solve some of the world’s toughest challenges towards a more sustainable future. With materials, especially platform materials, being the backbone and source of prosperity of an industrial society, we are focused on sustainability and clean tech to develop the next generation sustainable semiconductor platforms for gallium nitride or GaN, aluminum gallium nitride or AlGaN, aluminum nitride or AlN along with other wide bandgap or WBG, photonic, spintronic, and quantum materials.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

We have prepared the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

Going Concern Considerations

The accompanying consolidated financial statements contemplate continuation of our Company as a going concern. We have no revenues, have incurred a net loss, and have an accumulated deficit of $286,099 at December 31, 2022. There is uncertainty whether our capital needs over the next 12 months can be met and, as a result, there is reasonable doubt about our ability to continue as a going concern for one year from the date of this report. If we are unable to obtain adequate capital to meet our working capital needs, we could be forced to cease operations.

The continuation of our Company as a going concern is dependent upon continued financial support from our shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from any future business we may acquire. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our cash balance as of December 31, 2022 was $107,284.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	—	Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash and accounts payable/accrued liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the consolidated financial statements as of December 31, 2022 (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
ASSETS
Due from related party – recognized at fair value (1)	$11,501	$—
LIABILITIES
Due to related party – recognized at fair value (2)	$266,948	$—

(1)	The amount due from related parties contain no interest provision and are expected to be repaid in the near term – the carrying amount approximates fair value.
(2)	The amounts due to related parties contain no interest provision and we calculated interest at our current incremental borrowing rate. The resulting difference was recorded as a gain on origination of financial liabilities in additional paid-in capital because of the related party relationship.

Financial risk factors

As of December 31, 2022, we believe our activities do not expose us to any market, credit or liquidity risk.

Income Taxes

We account for income taxes in accordance with ASC 740 - Income Taxes, which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Our income tax returns, when filed, will be based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Net Income/Loss Per Share

We compute net income (loss) per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all potential dilutive shares if their effect is anti-dilutive. As of December 31, 2022, we had no dilutive common shares.

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3.	Related Party Transactions

Due from Related Parties

As of December 31, 2022, we were owed $11,501 from a related party who is the owner of a company that is our largest shareholder. The amounts owed were legal expenses paid on their behalf. The amounts are due on demand and are expected to be paid in the near future.

Due to Related Parties

As of December 31, 2022, our indebtedness to related parties was as follows:

Eric Tsai, Chief Executive Officer and President (“CEO”)	$146,885
Rick Qiu, Chief Products Officer and Secretary (“CPO”)	3,642
Derek Cahill, Chief Operations Officer and Treasurer (“COO”)	103,896
Mivium Industries	12,525
Total	$266,948

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our CEO. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide various planning, marketing, branding and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. All fees for Mr. Tsai’s services for the period ended December 31, 2022 were unpaid and accrued.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with GoBigWeb, dba OnDemand Business Software, Inc., a company owned by Derek Cahill, our COO. The agreement is month-to-month and may be terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Cahill is to provide various services relating to financial strategy, operations, IT infrastructure, planning, marketing and online services. We agreed to pay Mr. Cahill a monthly fee of $10,000 for the performance of his services. All fees incurred for Mr. Cahill’s services for the period ended December 31, 2022 were unpaid and accrued.

Mivium Industries is a non-affiliated corporation owned by Rick Qiu, our CPO, and is in the process of being dissolved.

4.	SAFE Instrument

During the period ended December 31, 2022, we issued a convertible security to an accredited investor in exchange for $100,000 (the “Purchase Price”). The Security is classified as a Simple Agreement for Future Equity (“SAFE”). The SAFE bears no interest, states a Valuation Cap of $500,000,000 and a Discount Rate of 80%.

Upon the occurrence of an equity financing before the expiration or termination of the SAFE instrument, our Company will automatically issue to the investor a number of shares of Safe Preferred Stock. The number of shares of Safe Preferred Stock will be derived by dividing the Purchase Amount by the higher of either: the Safe Price (price per share equal to Valuation Cap divided by Company Capitalization) or Discount Price (price per share of standard preferred stock sold in equity financing multiplied by Discount Rate.

Upon the occurrence of a liquidity event, which includes a change of control transaction like a sale of our Company or a public offering of our Company’s common stock, including a public offering under Regulation A where at least $5 million in gross proceeds are raised, before the expiration or termination of the SAFE instrument, the investor will have two options. First, the investor may opt to receive a cash payment equal to the Purchase Amount, subject to the availability of funds. If there are insufficient funds, the available funds will be distributed pro rata among all the investors and receive shares of common stock for the remaining unpaid cash payment divided by Liquidity Price (price per share equal to Valuation Cap divided by Liquidity Capitalization). Second, if the investor fails to select the cash option, the investor will automatically receive a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price. However, in the case of a public offering, the investor will only have the option to receive shares of common stock equal to the Purchase Amount divided by the Liquidity Price.

In the event of a future dissolution event, we will pay the Investor an amount equal to the Purchase Price, which payment will be made prior and in preference to any distribution of any of our assets to holders of our common stock.

We evaluated the characteristics of the SAFE, which contains both debt and equity-like features. Upon an equity financing or a liquidity event in the form of a public offering, the investor will automatically receive shares of Safe Preferred Stock. However, in the event that either an equity financing or a public offering is not successful, we may have to repay the investor the amount of his investment. There is no assurance that an equity financing or a public offering will be successful and, as a result, we have determined that the SAFE should be classified as a liability. As such, we recorded the carrying value of the SAFE as a current liability on our balance sheet upon its issuance.

5.	Common Stock

We are authorized to issue 210,000,000 shares of our $0.0001 par value common stock. Shortly after our formation, we issued our Founders a total of 166,666,666 shares of our $0.0001 par value common stock. Four of our Founders paid par value for their shares totaling $16,417 in the period ended December 31, 2022 and one of the Founders made his payment of $250 subsequent to December 31, 2022.

6.	Income Taxes

We have not yet filed tax returns for the period ended December 31, 2022. As of December 31, 2022, we had net operating loss carry forwards, on a book basis, of $285,075 that may be available to reduce various future years’ Federal taxable income for 20 years through 2042. Net operating losses may be limited as a result of possible changes in business. Future tax benefits which may arise because of these losses have not been recognized in the accompanying financial statements, as their realization is determined not likely to occur and accordingly, we have recorded a valuation allowance for the deferred tax asset relating to the net operating loss carry forwards. Net operating losses will begin to expire in 2035.

The following table presents the current income tax provision for federal and state income taxes for the period ended December 31, 2022:

From Inception Through December 31, 2022
Current tax provisions:
Federal	$–
State	–
Total provision for income taxes	$–

Reconciliation of the U.S. federal statutory rate to the actual tax rate for the period ended December 31, 2022:

From Inception Through December 31, 2022
US federal statutory income tax rate	21.0%
State income tax, net of federal benefit	7.0%
Permanent differences	-0.1%
Increase in valuation reserve	-27.9%
Total provision for income taxes	–%

The components of our deferred tax assets as of December 31, 2022 consisted of the following:

December 31, 2022
Net operating loss carry forwards	$79,774
Less: valuation allowance	(79,774)
Net deferred tax assets	$–

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because management has determined that it is more likely than not that these assets will not be realized.

7.	Subsequent Events

SAFE Agreements

Subsequent to December 31, 2022, we entered into SAFE’s with various accredited investors totaling $1,043,300. These agreements contain the same provisions as those described in Note 4.

Patent License Agreement

On May 1, 2023, we entered into an Exclusive Patent License Agreement with Proto Materials, LLC, a company formed on December 22, 2022. Proto Materials LLC is wholly owned by Jim Qiu, our chief technology officer. Proto Materials is our largest shareholder.

Under the agreement, Proto Materials LLC has granted our Company an exclusive, worldwide, royalty-free, perpetual, transferable, sublicensable license to make, have made, use, offer for sale, sell and import the licensed products. The patents were assigned to Proto Materials, LLC by their owners in May 2023.

Media Services Advisory Agreement

On February 19, 2023, we entered into a Media Services and Advisory Agreement with CDMG. Under the agreement, CDMG will offer advisory services in connection with our offerings for capital raises including introductions to professional consultants and financial publishing institutions who have expertise with fundraising. In addition, CDMG will advise us with respect to investment materials and communications. The term of the agreement is one year. As consideration for these services, we have agreed to pay CDMG $1,000,000 in scheduled payments as outlined in the agreement. In addition, we agreed to issue CDMG 0.75% of our outstanding common shares at the date of this agreement, or 1,250,000 shares. The shares are to be issued in scheduled amounts as outlined in the agreement.

Consulting Agreements

Effective February 1, 2023, we entered into a Consulting Services Agreement with Sid Bahuguna, the holder of the SAFE Instrument describe in Note 4. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Bahuguna is to provide services related to the development of a strategic investor base, corporate relations and any other project he may be assigned. We agreed to pay Mr. Bahuguna a monthly fee of $10,000 for the performance of his services.

Effective March 1, 2023, we entered into a Consulting Services Agreement with Henry Tsai, the brother of our CEO. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide services related to our plans to construct an operating facility including site acquisition and finance, pre-construction logistics and planning, and managing the site development through completion. We agreed to pay Mr. Tsai a minimum fee of $30,000 to be paid equally over a 10-month period. Mr. Tsai can also earn a bonus of up to $70,000 upon the achievement of certain benchmarks.

Effective April 24, 2023, we entered into a Consulting Services Agreement with Omar Gadir. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Gadir is to provide services related to obtaining funding from various government agencies with the initial agency being the Small Business Innovation Research Program. We agreed to pay Mr. Gadir a monthly fee of $10,000 for the performance of his services. In addition, we agreed to issue Mr. Gadir options to purchase up to $100,000 of our common stock dependent on the achievement of certain benchmarks.

PART III – EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1*	Certificate of Incorporation of Mivium, Inc. dated July 1, 2022
2.2*	Bylaws of Mivium, Inc., dated July 1, 2022
3.1*	Form of Agent Warrant
4.1*	Form of Subscription Agreement
6.1*	Consulting Services Agreement dated April 1, 2022, between the Company and Elite Tuner, Inc.
6.2*	Professional Services Agreement dated April 1, 2022, between the Company and GoBig dba OnDemand Business Software, Inc.
6.3*	Consulting Services Agreement dated February 1, 2023, between the Company and Sid Bahuguna.
6.4*	Media Services and Advisory Agreement dated February 19, 2023, between the Company and CDMG, Inc.
6.5*	Consulting Services Agreement dated March 1, 2023, between the Company and Henry Tsai
6.6*	Consulting Services Agreement dated April 24, 2023, between the Company and Omar Gadir
6.7*	Exclusive Patent License Agreement, dated May 1, 2023, between the Company and Proto Materials, LLC
6.8*	Consulting Services Agreement, dated May 1, 2023, between the Company and Proto Materials, LLC
6.9*	Engagement Letter, dated June 1, 2023, between the Company and Digital Offering LLC
6.10*	Posting Agreement dated June 21, 2023, between the Company and Equifund Technologies LLC
8.1*	Form of Escrow Services Agreement dated [*], 2023 among Enterprise Bank & Trust, Mivium, Inc. and Digital Offering, LLC
10.1*	Power of attorney (included on the signature page of this Offering statement)
11.1*	Consent of TAAD, LLP
11.2*	Consent of Bevilacqua PLLC (included in Exhibit 12.1)
12.1*	Opinion of Bevilacqua PLLC

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Monte, State of California, on August 4, 2023.

Mivium, INC.

By:	/s/ Eric Tsai
Eric Tsai CEO, President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Eric Tsai and Derek Cahill, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-qualification amendments, to this offering statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this offering statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Eric Tsai	CEO, President, and Director (principal executive officer)	August 4, 2023
Eric Tsai

/s/ Jim Qiu	Chief Technology Officer	August 4, 2023
Jim Qiu

/s/ Rick Qiu	Chief Products Officer, Secretary and Director	August 4, 2023
Rick Qiu

/s/ Derek Cahill	Chief Operations Officer, Treasurer and Director	August 4, 2023
Derek Cahill